UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes          No      X

BBVA

Creating Opportunities

JANUARY - DECEMBER

2023

BBVA

2023 - BBVA registers the highest results ever

Net Attributable Profit
€8,019 Mn

Excellent **core revenues evolution and activity growth**

NII + Fees	Lending activity
+27.0%	+7.6%
vs. 2022 (constant €)	vs. Dec 2022[1]

1 Variation at constant exchange rates. Performing loans under management excluding repos.

At the top of the **profitability** and **efficiency** rankings[1]

Efficiency Ratio	ROTE	ROE
41.7%	17.0%	16.2%

1 European Peer Group: BARC, BNPP, CASA, CABK, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Peers data are based on reported figures as of 9M23. BBVA data as of 12M23.

Risk indicators in line with our expectations

NPL ratio	NPL coverage ratio
3.4%	77%

Dec-23

Strong **capital position**

CET1 fully-loaded

12.67%
Target range
11.5 - 12.0%
8.78%[1]
SREP requirement
Dec-23

TRANSFORMATION

New customers[1]

(BBVA Group, Million: % acquisition through digital channels)

TOTAL
MILLION
DIGITAL
5.1
7.1
7.2
8.7
11.3
11.1
13%
65%
2018
2019
2020
2021
2022
2023

[1] Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC.

SUSTAINABILITY

Sustainable Business*

(€Bn)

New target (2022)
€300Bn
€70Bn
Channeled in 2023
€206Bn
Channeled since 2018
Revised target (2021)
€200Bn
Initial target (2018)
€100Bn
2018
2019
2020
2021
2022
2023
2024
2025

Member of Dow Jones Sustainability Indices

#1 FOR FOURTH YEAR IN A ROW EUROPEAN BANKS RANKING

* **Note:** For the purposes of the Goal 2025, channeling is considered to be any mobilization of funds, cumulatively, towards activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association, existing regulations, and best market practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the funds channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts).

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	31-12-23	Δ %	31-12-22	31-12-21

Balance sheet (millions of euros) (1)

Total assets	775,558	8.9	712,092	662,885

Loans and advances to customers (gross)	388,912	5.5	368,588	330,055

Deposits from customers	413,487	4.8	394,404	349,761

Total customer funds	577,853	6.1	544,576	496,954

Total equity	55,265	9.4	50,517	48,760

Income statement (millions of euros) (1)

Net interest income	23,089	20.7	19,124	14,686

Gross income	29,542	19.4	24,743	21,066

Operating income	17,233	22.7	14,042	11,536

Net attributable profit (loss)	8,019	26.1	6,358	4,653

Net attributable profit (loss) excluding non-recurring impacts (1)(2)	8,019	22.3	6,559	5,069

The BBVA share and share performance ratios

Number of shares outstanding (million)	5,838	(3.2)	6,030	6,668

Share price (euros)	8.23	46.0	5.63	5.25

Adjusted earning (loss) per share (euros) (1)(2)	1.32	26.8	1.04	0.71

Earning (loss) per share (euros) (1)(2)	1.29	32.0	0.98	0.67

Book value per share (euros) (1)(2)	8.86	13.9	7.78	6.86

Tangible book value per share (euros) (1)(2)	8.46	13.9	7.43	6.52

Market capitalization (millions of euros)	48,023	41.4	33,974	35,006

Dividend yield (dividend/price; %) (2)(3)	5.7		6.2	2.6

Significant ratios (%)

Adjusted ROE (net attributable profit (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (1)(2)	16.2		14.4	11.4

Adjusted ROTE (net attributable profit (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (1)(2)	17.0		15.1	12.0

Adjusted ROA (profit (loss) for the period / average total assets - ATA) (1)(2)	1.12		0.99	0.94

Adjusted RORWA (profit (loss) for the period / average risk-weighted assets - RWA) (1)(2)	2.38		2.12	2.01

Efficiency ratio (1)(2)	41.7		43.2	45.2

Cost of risk (1)(2)	1.15		0.91	0.93

NPL ratio (1)(2)	3.4		3.4	4.1

NPL coverage ratio (2)	77		81	75

Capital adequacy ratios (%)

CET1 fully-loaded	12.67		12.61	12.75

CET1 phased-in (4)	12.67		12.68	12.98

Total ratio phased-in (4)	16.58		15.98	17.24

Other information

Number of active customers (million)	71.5	6.3	67.3	60.8

Number of shareholders (5)	742,194	(7.4)	801,216	826,835

Number of employees	121,486	5.0	115,675	110,432

Number of branches	5,949	(1.5)	6,040	6,083

Number of ATMs	30,301	1.7	29,807	29,148

(1) Balances as of 31-12-2022 restated according to IFRS 17 - Insurance contracts.

(2) For more information, see Alternative Performance Measures at the end of this report.

(3) Calculated by dividing the dividends paid in the last twelve months by the closing price of the period.

(4) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873. As of December 31, 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.

(5) See the footnote of the shareholder structure table in the Solvency chapter of this report.

4

Highlights

Results and business activity

The BBVA Group generated a net attributable profit of €8,019m between January and December of 2023, boosted by the performance of recurring income of the banking business, mainly the net interest income. This result means an increase of 22.3% compared to the previous year, excluding the net impact arisen from the purchase of offices in Spain in 2022 from the comparison.

These results include the recording for the total annual amount paid for the temporary tax on credit institutions and financial credit institutions for €215m, included in the other operating income and expenses line of the income statement.

Operating expenses increased by 19.7% at Group level at constant exchange rates, largely impacted by the inflation rates observed in the countries in which the Group operates. Thanks to the remarkable growth in gross income (+30.3%), higher than the growth in expenses, the efficiency ratio stood at 41.7% as of December 31, 2023, with an improvement of 370 basis points, in constant terms, compared to the ratio recorded 12 months earlier.

The provisions for impairment on financial assets increased (+33.8% in year-on-year terms and at constant exchange rates), with lower requirements in Turkey, which were offset by higher provisioning needs, mainly in Mexico and South America, in a context of rising interest rates and growth in the most profitable segments, in line with the Group’s strategy.

Loans and advances to customers recorded an increase of 5.7% compared to the end of December 2022, strongly favored by the evolution of retail loans (+7.2% at Group level).

Customer funds increased by 6.1% compared to the end of the previous year, thanks to both the growth in deposits from customers, which increased by 4.8% and to the increase in off-balance sheet funds, which grew by 9.5%.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2022)

Business areas

As for the business areas evolution, excluding the effect of currency fluctuation in those areas where it has an impact, in each of them it is worth mentioning:

–

Spain generated a net attributable profit of €2,755m in 2023, 65.3% higher than in the previous year, which included the net impact arisen from the purchase of offices to Merlin (-201 millions of euros). In 2023, the favorable evolution of the net interest income stands out, which continued to boost the gross income growth despite including the total annual amount paid for the temporary tax on credit institutions and financial credit institutions.

–

In Mexico, BBVA achieved a cumulative net attributable profit of €5,340m by the end of December 2023, representing an increase of 17.1% compared to the 2022, mainly as a result of the significant growth in net interest income, thanks to the strong boost of the activity and the improvement in the customer spread.

–

Turkey generated a net attributable profit of €528m during 2023, which compares positively with the accumulated result reached at the end of December 2022, both periods reflecting the impact of the application of hyperinflation accounting.

–

South America generated a cumulative net attributable profit of €613m at the end of the year 2023, which represents a year-on-year increase of +43.2%, driven by the good performance of recurring income (41.4%) and the area’s NTI (net trading income).

–

Rest of Business achieved an accumulated net attributable profit of €389m during 2023, 63.7% higher than in the previous year, thanks to a favorable performance of the net interest income, and the NTI.

The Corporate Center recorded 2023a net attributable profit of €-1,607m between January and December of 2023, compared with €-922m recorded on the same period of the previous year, mainly due to a negative contribution in the NTI line from exchange rate hedges as a result of a better than expected currency performance, in particular, the Mexican peso during the first half of the year.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

5

Lastly, and for a broader understanding of the Group’s activity and results, supplementary information is provided below for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. CIB generated a net attributable profit of €2,253m between January and December of 2023. These results, which do not include the application of hyperinflation accounting, represent an increase of 44.5% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group’s wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. 2023)

General note: 2022 excludes net impact arisen from the purchase of offices in Spain.	(1) Excludes the Corporate Center.

Solvency

The Group’s CET1 fully-loaded ratio stood at 12.67% as of December 31, 2023, which allows to keep maintaining a large management buffer over the Group’s CET1 requirement (8.78%)1 and above the Group’s established target management range of 11.5-12.0% of CET1.

Shareholder remuneration

Regarding shareholder remuneration, a cash gross distribution in the amount of €0.39 per share on April as final dividend of 2023 and the execution of a new Share Buyback Program of BBVA for an amount of €781m, subject to the corresponding regulatory authorizations and the communication with the program specific terms and conditions before its effective start, are expected to be submitted to the relevant governing bodies for consideration. Thus, the total distribution for the year 2023 will reach €4,010m, a 50% of the net attributable profit, which represents €0.68 gross per share, taking into account the payment in cash of €0.16 gross per share paid in October 2023 as interim dividend of the year.

1 This includes the update of the countercyclical capital buffer calculated on the basis of exposure at end September 2023.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

6

Macroeconomic environment

Economic global growth has slowed down through 2023 and, particularly, during the last months, due to the high inflation, the tightening of monetary conditions and the gradual fading of the positive effects linked to the reopening after the COVID-19 pandemic. The slowdown has been, in general, less harsh than expected, and economic activity remains relatively dynamic, particularly in the Unites States, thanks to the dynamism of the labor markets, expansionary fiscal policies and the gradual fading of supply shocks triggered by the pandemic and the war in Ukraine.

Falling commodity prices compared to the levels seen in 2022 and the improvements in production process bottlenecks have contributed to a significant moderation of inflation. which, in annual terms, reached 3.4% in the United States and 2.9% in the Eurozone in December 2023, far below the levels registered at the end of 2022 (6.5% in the United States and 9.2% in the Eurozone).

In this context, the process of interest rate hikes launched approximately two years ago seems to have reached an end. According to BBVA Research, it is most likely that inflation will keep evolving favorably in the next months, enabling the start of a gradual process of relaxation of monetary conditions around mid-2024, which would take monetary policy interest rates to around 4.50% in the United States and 3.75% (in the case of refinancing operation rates) in the Eurozone by the end of 2024. However, it cannot be ruled out that monetary policy benchmark rates might be reduced more quickly in the future, mainly if inflation evolves surprisingly on the downside. In any case, it is expected that both the U.S. Federal Reserve (“Fed”) and the European Central Bank (“ECB”) will continue taking liquidity reduction measures over 2024.

BBVA Research forecasts that global growth will be approximately 3.0% in 2024 (unchanged from the previous forecast and similar to the forecasted for the GDP growth in 2023) In the United States, strong domestic demand supports a slightly upward revision of growth forecasts for 2023, from 2.3% to 2.4%, but the restrictive monetary conditions are likely to contribute to a growth deceleration in 2024, to 1.5%, without changes from the previous forecast. In China, structural challenges to avoid a fast economic deceleration remain, but a series of stimulus measures have enabled a greater than expected dynamism of activity in the past few months, which supports an upward revision of the growth in 2023 from 4.8% to 5.2%. The GDP growth forecast for 2024 remains unchanged at 4.4%. In the Eurozone, economic activity came to a standstill in the last months, reinforcing the low growth prospects; the forecast of the GDP expansion of the region remains at 0.4% for 2023 and it has been cut from 1.0% to 0.7% for 2024.

In this context of below potential growth and still high interest rates, aggregate demand moderation will probably favor an additional inflation reduction, which, however, would remain somewhat over the inflation targets in the United States and the Eurozone until the end of 2024.

In any case, uncertainty remains high, and a number of factors could lead to more adverse scenarios unfolding. Persistently high inflation and high interest rates, due to eventual supply shocks generated by the current geopolitical turbulence, and particularly by the recent maritime trade disruptions in the Red Sea, or other factors, could trigger a deep and widespread recession, as well as new bouts of financial volatility. Moreover, the slowdown in China could end up being more severe than expected. Finally, current geopolitical turbulence might contribute to higher energy prices and new disruptions in global supply chains.

GDP GROWTH ESTIMATES IN 2023 (PERCENTAGE. YEAR-ON-YEAR VARIATION)

Source: BBVA Research estimates.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

7

Group

Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group’s income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.

Quarterly evolution of results

The result achieved by the BBVA Group in the fourth quarter of 2023 was €2,058m, 26.1% above the previous quarter with the following trends standing out:

–	In the recurring income, stability of net interest income (-0.1%) and good evolution of net fees and commissions (+10.8%).

–	Favorable evolution of NTI (+45.0%), with Mexico and South America standing out.

–

The results under the “Other operating income and expenses” line improved compared to the previous quarter, despite the contribution to the Deposit Guarantee Fund (FGD, for its acronym in Spanish) in Spain, mainly thanks to the lower hyperinflation adjustment in Turkey, whose quarterly inflation rate decreased considerably.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

	2023				2022
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	5,246	6,434	5,768	5,642	5,334	5,252	4,595	3,943

Net fees and commissions	1,694	1,685	1,470	1,439	1,328	1,385	1,413	1,247

Net trading income	753	658	334	438	269	573	516	580

Other operating income and expenses	(255)	(820)	(383)	(561)	(443)	(372)	(501)	(374)

Gross income	7,438	7,956	7,189	6,958	6,489	6,838	6,022	5,395
Operating expenses	(3,068)	(3,303)	(2,922)	(3,016)	(2,875)	(2,803)	(2,618)	(2,406)

Personnel expenses	(1,693)	(1,756)	(1,530)	(1,551)	(1,547)	(1,471)	(1,344)	(1,238)

Other administrative expenses	(1,025)	(1,169)	(1,054)	(1,127)	(990)	(993)	(935)	(855)

Depreciation	(349)	(378)	(337)	(339)	(338)	(338)	(340)	(313)

Operating income	4,370	4,654	4,267	3,942	3,614	4,035	3,404	2,989

Impairment on financial assets not measured at fair value through profit or loss	(1,225)	(1,210)	(1,025)	(968)	(998)	(940)	(704)	(737)

Provisions or reversal of provisions	(163)	(81)	(115)	(14)	(50)	(129)	(64)	(48)

Other gains (losses)	(49)	2	50	(16)	(6)	19	(3)	20

Profit (loss) before tax	2,932	3,365	3,178	2,944	2,559	2,985	2,634	2,225

Income tax	(799)	(1,226)	(1,028)	(950)	(850)	(1,005)	(680)	(903)

Profit (loss) for the period	2,133	2,139	2,150	1,994	1,709	1,980	1,954	1,321

Non-controlling interests	(75)	(56)	(118)	(148)	(146)	(143)	(120)	3

Net attributable profit (loss) excluding non-recurring impacts	2,058	2,083	2,032	1,846	1,563	1,838	1,834	1,325

Discontinued operations and Other (1)	—	—	—	—	—	—	(201)	—

Net attributable profit (loss)	2,058	2,083	2,032	1,846	1,563	1,838	1,633	1,325

Adjusted earning (loss) per share (euros) (2)	0.34	0.34	0.34	0.30	0.25	0.29	0.29	0.21

Earning (loss) per share (euros) (2)	0.33	0.33	0.33	0.29	0.24	0.28	0.24	0.19

General note: 2022 figures have been restated according to IFRS 17 - Insurance contracts.

(1) Includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022 for €-201m.

(2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

8

Year-on-year performance of results

The BBVA Group generated a net attributable profit of €8,019m between January and December of 2023, boosted by the performance of recurring income of the banking business, mainly the net interest income, which grew at a rate of 28.6%. This result means an increase of 35.4% compared to the previous year, excluding the net impact arisen from the purchase of offices in Spain in 2022 from the comparison.

It should to be noted that 2023 results include the recording for the total annual amount paid for the temporary tax on credit institutions and financial credit institutions2 for €215m, included in the other operating income and expenses line of the income statement. The estimated impact corresponding to the year 2024 is €285 million and will be recorded on the first quarter of 2024 in such caption of the consolidated income statement.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			Δ % at constant

	2023	Δ %	exchange rates	2022

Net interest income	23,089	20.7	28.6	19,124

Net fees and commissions	6,288	17.0	21.3	5,372

Net trading income	2,183	12.6	31.8	1,938

Other operating income and expenses	(2,018)	19.4	(4.9)	(1,691)

Gross income	29,542	19.4	30.3	24,743

Operating expenses	(12,308)	15.0	19.7	(10,701)

Personnel expenses	(6,530)	16.6	22.2	(5,601)

Other administrative expenses	(4,375)	16.0	21.3	(3,773)

Depreciation	(1,403)	5.6	5.1	(1,328)

Operating income	17,233	22.7	39.1	14,042

Impairment on financial assets not measured at fair value through profit or loss	(4,428)	31.1	33.8	(3,379)

Provisions or reversal of provisions	(373)	28.3	64.8	(291)

Other gains (losses)	(13)	n.s.	n.s.	30

Profit (loss) before tax	12,419	19.4	40.0	10,402

Income tax	(4,003)	16.4	33.0	(3,438)

Profit (loss) for the period	8,416	20.8	43.6	6,965

Non-controlling interests	(397)	(2.1)	n.s.	(405)

Net attributable profit (loss) excluding non-recurring impacts	8,019	22.3	35.4	6,559

Discontinued operations and Other (1)	—	—	—	(201)

Net attributable profit (loss)	8,019	26.1	40.1	6,358

Adjusted earning (loss) per share (euros) (2)	1.32			1.04

Earning (loss) per share (euros) (2)	1.29			0.98

General note: 2022 figures have been restated according to IFRS 17 - Insurance contracts.

(1) Includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022 for €-201m.

(2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

The accumulated net interest income as of December 31, 2023 was higher than in the same period of the previous year (+28.6%), with increases in all business areas, with a customer spread improvement in the main areas and higher performing loan volumes. The good evolution in Spain, Mexico and South America is noteworthy.

Positive evolution in the net fees and commissions line, which increased by 21.3% year-on-year due to favorable performance in payment systems and, to a lesser extent, asset management. By business areas, Turkey´s and Mexico´s contribution stands out.

2 In compliance with Law 38/2022, of December 27, which establishes the obligation to pay a patrimonial benefit of a public and non-taxable nature during the years 2023 and 2024 for credit institutions that operate in Spanish territory whose sum of total interest income and fee and commission income corresponding to the year 2019 is equal to or greater than €800m.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

9

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +19.9%.

At the end of December 2023, NTI grew by 31.8%, with a positive performance of this line in all business areas, favored by the results of the Global Markets unit, which offset the negative results recorded on the Corporate Center.

The other operating income and expenses line accumulated as of December 31, 2023, a result that compares negatively with last year, mainly due to the higher negative adjustment for hyperinflation in Argentina. This line also includes the contribution to the public protection schemes for bank deposits in Spain, which in 2023 was lower than the previous year’s contribution, and the recording of €215m, corresponding to the total annual amount paid for the temporary tax on credit institutions and financial credit establishments, also in Spain.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +19.4%.

On a year-on-year basis, operating expenses increased by 19.7% at the Group level. This increase is largely impacted by the inflation rates observed in the countries in which the Group operates, which, on the one hand, have been affected by the measures implemented by the Group in 2023 to compensate the loss of purchasing power of the workforce and, on the other hand, have had an effect in general expenses.

Thanks to the remarkable growth in gross income (+30.3%), the efficiency ratio stood at 41.7% as of December 31, 2023, with an improvement of 370 basis points compared to the ratio recorded 12 months earlier, highlighting the evolution in Rest of Business and Spain.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

10

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	EFFICIENCY RATIO (PERCENTAGE)

(1) At current exchange rates: +15.0%.

The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) at the end of December 2023 was 33.8% higher than in the same period of the previous year, with lower requirements in Turkey, which were offset by higher provisioning needs, mainly in Mexico and South America, in a context of rising interest rates and growth in the most profitable segments, in line with the Group’s strategy.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +22.7%.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +31.1%.

The provisions or reversal of provisions line (hereinafter, provisions) registered at the end of December 2023 higher provisions compared to the same period of the previous year, mainly originated from Spain and Turkey.

On the other hand, the other gains (losses) line closed December 2023 with a balance of €-13m, which compares unfavorably with the positive result of the previous year.

As a result of the above, the BBVA Group generated a net attributable profit of €8,019m between January and December of the year 2023, which compares very positively with the result for the previous year (+35.4%, excluding the net impact arisen from the purchase of offices in Spain in 2022). These solid results are supported by the favorable evolution of the banking business recurring income, which offset higher operating expenses and the increase in provisions for impairment losses on financial assets.

The cumulative net attributable profits, in millions of euros, at the end of December 2023 for the business areas that compose the Group were as follows: €2,755m in Spain, €5,340m in Mexico, €528m in Turkey, €613m in South America and €389m in Rest of Business.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

11

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) EXCLUDING NON- RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +26.1%	General note: non-recurring impacts include the net impact arisen from the purchase of offices in Spain in 2Q22. (1) At current exchange rates: +22.3%.

The Group’s excellent performance has also allowed to accelerate value creation, as reflected in the growth of the tangible book value per share and dividends, which at the end of December 2023 was 20.2% higher than in the same period of the previous year.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)

General note: replenishing dividends paid in the period. For more information, see Alternative Performance Measures at the end of this report.

EARNING (LOSS) PER SHARE (1) (EUROS)

General note: adjusted by additional Tier 1 instrument remuneration. Adjusted EPS excludes, in addition, the net impact arisen from the purchase of offices in Spain in 2Q22. For more information, see Alternative Performance Measures at the end of this report

(1) The accumulated EPS stands at €0.98 and €1.29 in 2022 and 2023, respectively.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

12

Lastly, the Group’s profitability indicators improved in year-on-year terms supported by the favorable performance of results.

ROE (1) AND ROTE (1) (PERCENTAGE)

ROA (1) AND RORWA (1) (PERCENTAGE)

(1) The ratio of 2021 excludes the results generated by BBVA USA and the rest of the companies in the United States until its sale to PNC on June 1, 2021 and the net cost related to the restructuring process. The ratio of 2022 excludes the net impact arisen from the purchase of offices in Spain.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

13

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of December 31, 2023 are summarized below:

–

Loans and advances to customers recorded an increase of 5.7% compared to the end of December 2022, strongly favored by the evolution of retail loans (+7.2% at Group level), supported by both the good performance of credit cards and consumer loans (+13.7% overall at Group level) in all geographical areas, and mortgage loans, specially in Mexico. On the other hand, business loans (+3.2%) showed a positive dynamic, originating mainly in Mexico and in Rest of Business, and loans to the public sector grew (+11.4%) thanks to the performance of Mexico and Spain.

–

Customer funds increased by 6.1% compared to the end of the previous year, thanks to both the growth in deposits from customers, which increased by 4.8% due to the positive evolution of time deposits in all business areas, and to the increase in off-balance sheet funds, which grew by 9.5%, favored by the the evolution of mutual funds and customer portfolios, with the good performance in Mexico and Spain being noteworthy.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)

	31-12-23	Δ %	31-12-22
Cash, cash balances at central banks and other demand deposits	75,416	(5.4)	79,756
Financial assets held for trading	141,042	27.4	110,671
Non-trading financial assets mandatorily at fair value through profit or loss	8,737	26.8	6,888
Financial assets designated at fair value through profit or loss	955	4.6	913
Financial assets at fair value through accumulated other comprehensive income	62,205	(4.8)	65,374
Financial assets at amortized cost	451,732	9.0	414,421
Loans and advances to central banks and credit institutions	24,627	20.5	20,431
Loans and advances to customers	377,643	5.7	357,351
Debt securities	49,462	35.0	36,639
Investments in joint ventures and associates	976	6.6	916
Tangible assets	9,253	5.9	8,737
Intangible assets	2,363	9.6	2,156
Other assets	22,878	2.8	22,259

Total assets	775,558	8.9	712,092
Financial liabilities held for trading	121,715	27.3	95,611
Other financial liabilities designated at fair value through profit or loss	13,299	25.7	10,580
Financial liabilities at amortized cost	557,589	5.4	529,172
Deposits from central banks and credit institutions	60,349	(7.5)	65,258
Deposits from customers	413,487	4.8	394,404
Debt certificates	68,707	24.0	55,429
Other financial liabilities	15,046	6.9	14,081
Liabilities under insurance and reinsurance contracts	12,110	19.5	10,131
Other liabilities	15,580	(3.1)	16,081
Total liabilities	720,293	8.9	661,575
Non-controlling interests	3,564	(1.6)	3,623
Accumulated other comprehensive income	(16,254)	(7.9)	(17,642)
Shareholders’ funds	67,955	5.3	64,535
Total equity	55,265	9.4	50,517

Total liabilities and equity	775,558	8.9	712,092
Memorandum item:
Guarantees given	60,019	8.8	55,182

General note: 2022 figures have been restated according to IFRS 17 - Insurance contracts.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

14

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	31-12-23	Δ %	31-12-22
Public sector	23,269	11.4	20,884
Individuals	168,123	7.2	156,838

Mortgages	93,358	2.0	91,569

Consumer	39,074	8.6	35,965

Credit cards	21,609	24.3	17,382

Other loans	14,082	18.1	11,921

Business	183,076	3.2	177,374

Non-performing loans	14,444	7.0	13,493

Loans and advances to customers (gross)	388,912	5.5	368,588

Allowances (1)	(11,269)	0.3	(11,237)

Loans and advances to customers	377,643	5.7	357,351

(1) Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of December 31, 2023 and December 31, 2022 the remaining amount was €142m and €190m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

(1) At constant exchange rates: +7.9%.
(1) At constant exchange rates: +8.6%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	31-12-23	Δ %	31-12-22

Deposits from customers	413,487	4.8	394,404

Current accounts	317,543	0.5	316,082

Time deposits	91,524	21.0	75,646

Other deposits	4,420	65.2	2,676

Other customer funds	164,367	9.5	150,172

Mutual funds and investment companies and customer portfolios (1)	131,849	21.0	108,936

Pension funds	28,326	(26.7)	38,653

Other off-balance sheet funds	4,192	62.4	2,582

Total customer funds	577,853	6.1	544,576

(1) Includes the customer portfolios in Spain, Mexico, Colombia (preliminary data) and Peru.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

15

Solvency

Capital base

The BBVA Group’s strong results during the quarter, which are in line with those of the third quarter, contributed to the consolidated CET1 fully-loaded ratio to reach 12.67% as of December 31, 2023, which allows to keep maintaining a large management buffer over the Group’s CET1 requirement (8.78%)3 and above the Group’s established target management range of 11.5-12.0% of CET1.

During the fourth quarter of the year, the CET1 ratio decreased by 6 basis points. The strong generation of profit, net of dividends and remuneration of capital instruments, generated a contribution of 25 basis points in the CET1 ratio, which allowed it to partially absorb the growth of risk-weighted assets (RWA) derived from the increase in activity in the quarter (consumption of 36 basis points, including the operational risk update), in line with the Group’s strategy of promoting profitable growth. On the other hand, among the other impacts, it is worth highlighting those associated with market variables, where the negative evolution of some currencies in the quarter stands out (mainly the devaluation of the Argentinian peso), more than offset by the positive evolution of the fixed income portfolios valuation and the compensation in equity of the negative effect on results due to the monetary loss given by the net monetary position in hyperinflationary economies.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.66% as of December 31, 2023, resulting in a 6 basis points decrease from the previous quarter, mainly due to the RWA increase and the U.S. dollar depreciation.

On the other hand, the consolidated fully-loaded Tier 2 ratio at the end of December 2023 stood at 2.25%, with an increase of 20 basis points in the quarter, mainly due to the issuance of a subordinated bond in Spain for USD 750m. Thus, the total fully-loaded capital ratio stood at 16.58%.

Following the latest SREP (Supervisory Review and Evaluation Process) decision, the ECB has informed to the Group that, with effect from January 1, 2024, it will have to maintain a total capital ratio of 13.25% and a CET1 capital ratio of 9.09% at the consolidated level, which includes the consolidated Pillar 2 requirement of 1.68% (of which at least 1.02% shall be met with CET1), of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation and shall be met with CET1.

It is worth mentioning that, with effect from January 1, 2023, the application of part of the transitional effects applied by the Group in the determination of the phased-in ratio has ended, so that as of December 31, 2023, this ratio coincides with the fully-loaded ratio.

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in			CRD IV fully-loaded

	31-12-23 (1) (2)	30-09-23	31-12-22	31-12-23 (1) (2)	30-09-23	31-12-22

Common Equity Tier 1 (CET1)	46,104	45,567	42,738	46,104	45,567	42,484

Tier 1	52,138	51,735	47,931	52,138	51,735	47,677

Tier 2	8,182	7,350	5,930	8,182	7,350	6,023

Total capital (Tier 1 + Tier 2)	60,320	59,085	53,861	60,320	59,085	53,699

Risk-weighted assets	363,916	357,972	337,066	363,916	357,972	336,884

CET1 (%)	12.67	12.73	12.68	12.67	12.73	12.61

Tier 1 (%)	14.33	14.45	14.22	14.33	14.45	14.15

Tier 2 (%)	2.25	2.05	1.76	2.25	2.05	1.79

Total capital ratio (%)	16.58	16.51	15.98	16.58	16.51	15.94

(1) The difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). As of December 31, 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.

(2) Preliminary data.

3 This includes the update of the countercyclical capital buffer calculated on the basis of exposure at end September 2023.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

16

Regarding shareholder remuneration, which includes cash payments and the remuneration resulting from the execution of the share buyback programs that the Group may execute, a cash gross distribution in the amount of €0.39 per share on April as final dividend of 2023 and the execution of a new Share Buyback Program of BBVA for an amount of €781m, subject to the corresponding regulatory authorizations and the communication with the program specific terms and conditions before its effective start, are expected to be submitted to the relevant governing bodies for consideration. Thus, the total distribution for the year 2023 will reach €4,010m, a 50% of the net attributable profit, which represents €0.68 per share, taking into account the payment in cash of €0.16 gross per share paid in October 2023 as interim dividend of the year.

During the year 2023, BBVA has executed two share buyback programs. The first program was announced on February 1, 2023 for a maximum amount of €422m and was part of the ordinary application of the shareholder remuneration policy of the year 2022. On April 21, 2023, BBVA announced the completion of this, having acquired 64,643,559 own shares between March 20 and April 20, 2023, representing approximately 1.07% of BBVA’s share capital as of said date. The shares acquired in the execution of this first share buyback program were redeemed on June 2, 2023. The second program, which is considered extraordinary shareholder remuneration and thus is not included in the ordinary remuneration policy, was announced on July 28, 2023, for a maximum amount of €1,000m. On November 29, 2023, BBVA announced the completion of this, having acquired 127,532,625 own shares between October 2 and November 29, 2023, representing approximately 2.14% of BBVA’s share capital as of said date. The shares acquired in the execution of this second share buyback program were redeemed on December 19, 2023. Thus, the total amount disbursed in both share buyback programs stands at €1,422m.

The most relevant aspects of the share buyback programs are summarized below:

EXECUTION OF THE PROGRAMS FOR THE BUYBACK OF SHARES IN 2023
	Start date	Completion date	Redemption date	Number of shares	% of share capital*	Disbursement (millions of euros)

First program	March 20	April 21	June 2	64,643,559	1.07	422

Second program	October 2	November 29	December 19	127,532,625	2.14	1,000

Total				192,176,184		1,422

*As of the date of the program closure.

As a consequence of the share buyback program described above, and once the Group has carried out the aforementioned share capital reductions, BBVA’s share capital as of December 31, 2023, stood at €2,860,590,786.20 divided into 5,837,940,380 shares, at €0.49 par value each.

SHAREHOLDER STRUCTURE (31-12-23)

	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	315,389	42.5	58,447,373	1.0

501 to 5,000	334,638	45.1	592,992,044	10.2

5,001 to 10,000	49,539	6.7	347,292,314	5.9

10,001 to 50,000	38,423	5.2	733,832,231	12.6

50,001 to 100,000	2,720	0.4	185,938,321	3.2

100,001 to 500,000	1,228	0.2	218,487,412	3.7

More than 500,001	257	0.03	3,700,950,685	63.4

Total	742,194	100	5,837,940,380	100

Note: in the case of shares kept by investors through a custodian placed outside Spain, only the custodian will be considered as a shareholder, which is who appears registered in the accounting record of book entries, so the number of shareholders stated does not consider those indirect holders.

With regard to MREL4 (Minimum Requirement for own funds and Eligible Liabilities) requirements, as of December 31, 2023, the requirement of own funds and eligible liabilities equals to 21.46% of the total RWA of its resolution group (the “MREL in RWA”), being the subordination requirement of the Group´s total RWA (the “subordination requirement in RWA”) 13.50% at the subconsolidated level56 Given the own funds and eligible liabilities structure of the resolution group, as of December 31, 2023, the preliminary MREL in RWA ratio and the preliminary subordination requirement in RWA ratio stand at 26.36% and at 21.84%, respectively7, complying with both mentioned requirements.

In addition, BBVA must reach, as of December 31, 2023, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio of 7.27% (the “MREL in LR”), of which 5.61% in terms of the total exposure considered for calculating the leverage ratio shall be met with subordinated instruments (the “subordination requirement in LR”). Given the own funds and eligible liabilities structure of the resolution group, as of December 31, 2023, the preliminary MREL in LR ratio and the preliminary subordination requirement in LR ratio stand at 11.10% and at 9.20%, respectively, complying with both requirements.

4 BBVA must maintain this requirement from January 1, 2022 onwards.

5 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of December 31, 2023, the total RWA of the resolution group amounted to €214,757m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €509,996m.

6 The MREL in RWA and the subordination requirement in RWA do not include the applicable combined capital buffer requirement that, according to the current regulations and the supervising criteria, would be of 3.35%, taking into account the exposures as of September 2023 subject to the calculation of the countercyclical buffer.

7 Own resources and eligible liabilities to meet, both with MREL in RWA and subordination requirement in RWA and with the combined capital buffer requirement applicable.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

17

With the aim of reinforcing compliance with these requirements, BBVA has made several debt issues during 2023. For more information on made issues, see “Structural risks” section within the “Risk management” chapter.

It should be noted that on June 14, 2023 the Group disclosed the receipt of a new communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (hereinafter “SRB”). In accordance with this communication, BBVA has to reach, starting January 1, 2024, an MREL in RWA equal to 22.11%, considering the exposures subject to the calculation of the countercyclical buffer8 as of September 2023. Given the own funds and eligible liabilities structure of the resolution group, as of December 31, 2023 the MREL in RWA would already comply with the aforementioned requirement.

Lastly, as of December 31, 2023, the Group’s fully-loaded leverage ratio stood at 6,5%9.

Ratings

During the year 2023, BBVA’s rating has continued to demonstrate its strength and all agencies have maintained their rating in the A category. DBRS in March, Fitch in September and Moody’s in October confirmed the rating of BBVA at A (high), A- and A3, respectively, all three with a stable outlook. Additionally, S&P has maintained BBVA’s ratings unchanged during the year at A, with a stable outlook. The following table shows the credit ratings and outlook assigned by the agencies:

RATINGS
Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable

Fitch	A-	F-2	Stable

Moody’s	A3	P-2	Stable

Standard & Poor’s	A	A-1	Stable

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.

8 BBVA published on September 29, 2023 that it had received a resolution from the Bank of Spain related to the revision of the identification of BBVA as Other Systemically Important Institution (hereinafter referred to as O-SII) and the corresponding capital buffer establishment. According to this resolution the O-SII capital buffer would increase by 25 basis points compared to the previous year applicable buffer, which stands at 100 basis points (1%) by January 1, 2024. This increase is due to the adaptation of the Bank of Spain’s methodology for the determination of the OSII capital buffers in line with the revision of the methodological framework established by the European Central Bank.

9 The Group’s leverage ratio is provisional at the date of release of this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

18

Risk management

Credit risk

Throughout the year, the persistent inflation, the Central Bank rates increases and the uncertainty surrounding economic growth have been the main factors that have impacted the markets, affecting to a greater or lesser extent depending on the region to the credit demand reduction and causing a strain on the payment capacity of families and companies.

Uncertainty continues to be high, and the geopolitical turbulence at the time of drafting of this report could contribute to a rebound in energy prices, and therefore, increase the biases towards more negative scenarios, with higher interest rates, persisting inflation and a greater than expected economic slowdown.

By region, the evolution during the year has been uneven. In Spain, although economy continued slowing down during the year 2023, the level of household debt is far from its all-time highs, favored by the dynamism of the labor market. In Mexico, the improvements in the growth outlook due to the dynamism of private consumption and the effect of the relocation of industrial production (nearshoring) is positively impacting the labor market. The uncertainty in Turkey continues, although growth remains solid. Despite changes in economic policy, system quality indicators remain at low levels. Finally, in general, growth has been less dynamic in South America, in a context of high inflation and interest rates, negative effects related to the slowdown in China, as well as adverse climatic factors and social conflicts, affecting the economic situation of families and companies.

Calculation of expected losses due to credit risk

For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the year includes the effect on expected losses of updating macroeconomic forecasts, which take into account the current global environment.

Additionally, the Group may complement the expected losses either by the consideration of additional risk drivers, the incorporation of sectorial particularities or that may affect a set of operations or borrowers, following a formal internal process established for the purpose.

Thus, in Spain, the severity of certain specific operations considered unlikely to pay was reviewed upwards because of different reasons to non-performing loans, with a remaining adjustment as of December 31, 2023 of €227 million, with a €161 million decrease compared with the end of the year 2022 mainly as a result of the annual model review process. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of December 31, 2023 the amounts recorded in Stage 2 amounted to €273 million on-balance sheet and €406 million off-balance sheet exposure, with allowances for losses of approximately €25 million at contract level.

On the other hand, as of December 31, 2023, the complementary adjustments pending allocation to specific operations or customers are not significant, after the utilization and/or release of most of the adjustments during 2023. As of December 31, 2022, the complementary adjustments pending allocation to specific operations or customers totaled €302m, of which €163m corresponded to Spain, €92m to Mexico, €25m to Peru, €6m to Rest of Business of the Group, €11m to Colombia and €5m to Chile.

BBVA Group’s credit risk indicators

The evolution of the Group’s main credit risk indicators is summarized below:

–

Credit risk increased in the fourth quarter of the year by 0.9% (+2.9% in constant terms), with generalized growth at constant exchange rates in all geographic areas except in Spain, which had a flat evolution.

–

Non-performing loans presented an increase of 3.0% at the Group level between September and December 2023 (+4.5% in constant terms), with general increases in all geographical areas except in Turkey, due to the effect of exchange rates, focused on retail portfolios, and in some singular clients in Rest of Business and in Mexico. Compared to the end of the previous year, the balance of non-performing loans increased by 5.8% (+7,7% at constant exchange rates), focused on retail portfolio in South America, Mexico, Spain and, to a lesser extent, Rest of Business, affected by singular customers inflows.

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

19

–	The NPL ratio rose to 3.4% as of December 31, 2023, which represents an increase of 7 basis points compared to the previous quarter, despite the stable evolution in the last twelve months.

–

The NPL coverage ratio ended the quarter at 77%, 221 basis points below the previous quarter and 449 basis points lower than in the end of 2022, as a result of the non-performing loan increase throughout the year with coverage ratios that remain practically stable compared to those of the previous quarter (+0.1%) and of December 2022 (0.0%).

–

The cumulative cost of risk as of December 31, 2023 stood at 1.15%, which is above the previous quarter, mainly due to the higher requirements in Spain, affected by the impact of the annual review exercise of models parameters for the losses estimation, and, to a lesser extent, in Colombia and Peru, which continue to be affected by the macroeconomic environment worsening.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

CREDIT RISK (1) (MILLIONS OF EUROS)

	31-12-23	30-09-23	30-06-23	31-03-23	31-12-22
Credit risk	448,840	444,984	436,174	428,423	423,669
Stage 1	392,528	394,329	386,711	377,908	371,930
Stage 2 (2)	41,006	35,791	34,772	36,373	37,277

Stage 3 (non-performing loans)	15,305	14,864	14,691	14,141	14,463

Provisions	11,762	11,751	11,697	11,661	11,764
Stage 1	2,142	2,143	2,107	2,062	2,067
Stage 2	2,170	2,198	2,181	2,243	2,111
Stage 3 (non-performing loans)	7,450	7,410	7,409	7,357	7,586
NPL ratio (%)	3.4	3.3	3.4	3.3	3.4
NPL coverage ratio (%) (3)	77	79	80	82	81

(1) Includes gross loans and advances to customers plus guarantees given.

(2) Increase affected by the annual review of the models, mainly in BBVA, S.A.

(3) The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 76% as of December 31, 2023 and 80% as of December 31, 2022.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	4Q23 (1)	3Q23	2Q23	1Q23	4Q22
Beginning balance	14,864	14,691	14,141	14,463	15,162
Entries	3,038	2,898	2,875	2,256	2,332
Recoveries	(1,373)	(1,538)	(1,394)	(1,489)	(1,180)
Net variation	1,665	1,360	1,481	767	1,152
Write-offs	(983)	(830)	(877)	(1,081)	(928)
Exchange rate differences and other	(241)	(357)	(54)	(8)	(923)

Period-end balance	15,305	14,864	14,691	14,141	14,463
Memorandum item:
Non-performing loans	14,444	13,947	13,787	13,215	13,493
Non performing guarantees given	862	918	905	926	970

(1) Preliminary data.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

20

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA promotes the financing of the recurring growth of the banking business at suitable maturities and costs using a wide range of funding sources. BBVA’s business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of assurance in each geographical area, close to 55% in Spain and Mexico. It is important to note that, given the nature of BBVA’s business, lending is mainly financed through stable customer funds.

One of the key elements in the BBVA Group’s liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. In this respect, the Group has maintained during the last 12 months an average volume of high quality liquid assets (HQLA) of €130.77 billion, of which 97% corresponds to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group’s different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:

–

The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group’s consolidated LCR remained comfortably above 100% during 2022 and stood at 149% as of December 31, 2023. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries other than BBVA S.A. to 100% of its net outflows. Therefore, the resulting ratio is below that of the individual units (the LCR of the main components reaches 178% in BBVA, S.A., 192% in Mexico and 212% in Turkey). Without considering this restriction, the Group’s LCR ratio would reach 193%.

–

The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group’s NSFR ratio stood at 131% as of December 31, 2023.

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 31-12-23)

	BBVA, S.A.	Mexico	Turkey	South America

LCR	178%	192%	212%	All countries >100

NSFR	120%	140%	178%	All countries >100

In addition to the above, the most relevant aspects related to the main geographical areas are the following:

–

BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, having repaid almost the entire TLTRO III program. During 2023, commercial activity has provided liquidity to the balance sheet mainly due to the good evolution of customer deposits in the last quarter of the year, with growth greater than that of lending activity. This performance is partially by the end of year seasonal component. On the other hand, in December 2022 the Bank started the repayment of the TLTRO III program for an amount of €12 billion, plus an additional repayment of €12 billion between February and March 2023 and another one of €11 billion in June 2023, which together represent more than the 90% of the original amount, maintaining at all times the regulatory liquidity metrics well above the established minimums.

–

BBVA Mexico shows a solid liquidity situation, which has contributed to an efficient management of the cost of funds in an environment of rising interest rates. During the year, however, commercial activity has drained liquidity due to a sustained loan growth that has been greater than the fund growth. However, the change in the trend of the evolution of deposits stands out, which had kept a negative performance during the year due to transfers to off-balance sheet funds and which in the last quarter of the year show a significant increase mainly thanks to the seasonal inflows at the end of the year,

–

In Turkey, during 2023, the lending gap in local currency has been reduced, due to a greater growth in deposits than in loans, while the lending gap in foreign currency has increased due to higher reductions in deposits. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios. On the other hand, the Central Bank of Turkey has promoted a gradual change of FX protected scheme to standard deposits in Turkish lira, specially in the second half of the year, as an additional step on dedollarization process of the economy.

–

In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity in the system continues to increase, as well as in BBVA due to a higher growth in deposits than in loans in local currency and no significant variations in foreign currency. In BBVA Colombia, the credit gap declined due to a higher volume of deposits together with a slowdown in lending growth. BBVA Peru maintains solid liquidity levels, showing a reduction in the credit gap throughout the year thanks to a growth in deposits higher than in lending activity, affected by the expiration of loans covered by COVID-19 programs.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

21

The main wholesale financing transactions carried out by the BBVA Group during 2023 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date

BBVA, S.A.	Senior non-preferred	Jan-23	1,000	EUR	4.625%	Jan-30	Jan-31
	Covered bonds	Jan-23	1,500	EUR	3.125%	—	Jul-27
	Senior preferred	May-23	1,000	EUR	4.125%	May-25	May-26
	Tier 2	Jun-23	750	EUR	5.570%	Jun-Sep 28	Sep-33
	AT1	Jun-23	1,000	EUR	8.375%	Dec-28	Perpetual
	Tier 2	Aug-23	300	GBP	8.250%	Aug-Nov 28	Nov-33
	AT1	Sep-23	1,000	USD	9.375%	Sep-29	Perpetual
	Tier 2	Nov-23	750	USD	7.883%	Nov-33	Nov-34
BBVA in Mexico	Senior (Tranche 1) - Green bond	Feb-23	8,689	MXN	TIIE day 1 + 32 basis points	—	Feb-27
	Senior (Tranche 2)	Feb-23	6,131	MXN	9.540%	—	Feb-30
	Tier 2	Jun-23	1,000	USD	8.450%	Jun-33	Jun-38
	Senior (Tranche 1)	Nov-23	9,900	MXN	TIIE day 1 + 32 basis points	—	Apr-27
	Senior (Tranche 2)	Nov-23	3,600	MXN	10.240%	—	Nov-30

Additionally, in June 2023, BBVA, S.A. completed a securitization of a portfolio of car loans for an amount of €804m.

In January 2024, BBVA, S.A. has carried out a public senior bond issue for €1,250m with a maturity of 10 years and a coupon of 3,875%. Moreover, BBVA, S.A. has announced its irrevocable decision to amortize an issue of Tier 2 subordinated bonds issued in February 2019, for an amount of €750m, on February 22, 2024. On the other hand, BBVA Mexico has issued Tier 2 bonds for USD 900m with a maturity of 15 years and early repayment option in 10 years with a coupon of 8,125%.

In Turkey, Garanti BBVA renewed in June a syndicated loan associated to environmental, social and corporate governance (ESG) criteria, consisting of two separate tranches of USD199m and €218.5m, both maturing in one year. In December, Garanti BBVA announced the renovation of the 100% of the maturity of a syndicated loan of USD 259.5m and €142.5m with a maturity of 367 days, also linked to ESG criteria. The total loan cost was SOFR + 3.50% for the tranche in USD and Euribor + 3.25% for the tranche in euros.

BBVA Colombia announced the launch of the first blue bond in Colombia, together with the International Finance Corporation (IFC), for an amount of USD 50m in its first tranche. Later, in October, the second tranche of the operation was disbursed for an amount of USD 67m.

Foreign exchange

Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios and the net attributable profit variability to currency fluctuations.

The performance of the Group’s main currencies during 2023 has been very uneven. Due to its relevance for the Group, it should be noted the strength of the Mexican peso, which has appreciated 11.4% against the euro. The other currency which stands out was the Colombian peso (+21.5%). On the other hand, the depreciation of both the Turkish lira (-38.9%), mainly concentrated in June after the elections, and the Argentinian peso (-78.9%) intensified in the last quarter of the year after the measures enacted by the new government , stands out. In both cases, the currencies have been pressured by the negative dynamism of inflation. The rest of currencies evolved moderately during the year: the Peruvian sol (+-1.1%), the U.S. dollar (+-3.5%) and the Chilean peso (-6.2%).

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

22

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates

	31-12-23	Δ % on 31-12-22	Δ % on 30-09-23	2023	Δ % on 2022
U.S. dollar	1.1050	(3.5)	(4.1)	1.0815	(2.6)

Mexican peso	18.7231	11.4	(1.2)	19.1866	10.4

Turkish lira (1)	32.6531	(38.9)	(11.0)	—	—

Peruvian sol	4.1042	(1.1)	(2.6)	4.0404	(0.2)

Argentine peso (1)	892.81	(78.9)	(58.5)	—	—

Chilean peso	977.47	(6.2)	(1.7)	908.35	1.0

Colombian peso	4,223.37	21.5	2.5	4,679.22	(4.5)

 (1) According to IAS 21 “The effects of changes in foreign exchange rates”, the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.

In relation to the hedging of the capital ratios, BBVA covers, in aggregate, 70% of its subsidiaries’ capital excess. The sensitivity of the Group’s CET1 fully-loaded ratio to 10% depreciations in major currencies is estimated at: +17 basis points for the U.S. dollar, -9 basis points for the Mexican peso and -4 basis points for the Turkish lira10. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends on its expected future evolution, the costs and the relevance of the incomes related to the Group’s results as a whole.

Interest rate

Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are specially relevant. These assumptions are reviewed and adapted at least once a year, to take into account any changes in observed behavior.

At the aggregate level, BBVA continues to have a positive sensitivity toward interest rate increases in the net interest income.

The first quarters of 2023 were characterized by a persistent high level of inflation, which, together with the strong growth indicators, served as reason for both the ECB and the Fed to consolidate their hawkish messages of high interest rates for a longer time. This positioning from monetary authorities contributed the sovereign curves to certain rises. However, in the last quarter of the year, decreasing inflation data and expectations converging towards central bank objectives, together with the weakening of some macroeconomic indicators, suggest that the rate hike cycle has come to an end in Europe and in the United States and have led the market to discount rate drops by mid-2024. This has triggered a fall in sovereign bond profitability and has caused a positive performance in most debt portfolios of the Group. Other peripheral rate curve spreads remain supported. In Mexico, the rate hike cycle is considered to be over, while in most countries of South America, interest rate cuts have started taking place. On the contrary, the Central Bank of Turkey has continued the tightening of its monetary policy launched in June with significant rate hikes.

By area, the main features are:

–

Spain has a balance sheet characterized by a lending portfolio with high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of high rates, currently close to their market-predicted terminal rates, the interest rate risk profile of the balance sheet has been reduced during the year.

On the other hand, the ECB left rates unchanged in the last quarter of the year, bringing the benchmark interest rate to 4.5%, the marginal deposit facility rate at 4.0% and the marginal loan facility rate at 4.75% as of December 31, 2023. The market expects there to be a first rate drop in the first half of 2024 and, in this environment, the Euribor 6 and 12 month reference rates fell in the fourth quarter of 2023, starting to reflect these expectations, while shorter term benchmark rates remained broadly stable. All in all, the customer spread benefited in 2023 from asset repricing and the containment in the cost of deposits, yet at a slower pace during the last quarter of the year.

–

Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. In terms of assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer loans and mortgages are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. The monetary policy rate stood at 11.25%, 75 basis points above the end-of-year level of 2022, but has remained stable since March 2023. Regarding customer spread, there has been an improvement during 2023, favored by both the containment of the cost of deposits and the positive evolution of the loan yield.

10 This sensitivity does not include the cost of capital hedges, which are currently estimated at 3 basis points per quarter for Mexican peso and 3 basis points per quarter for Turkish lira.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

23

–

In Turkey, the sensitivity of deposits is offset by the ALCO portfolio and loans (fixed rate and relatively short-term). The sensitivity of the net interest income remains very limited thanks to the different efforts carried out by the Bank. The CBRT has recently increased monetary policy rates, taking interest rates from 8.5% to 42.5% by the end of 2023. In terms of customer spread, it has worsened due to the evolution of the deposit costs linked to regulatory requirements, despite the high profitability of loans.

–

In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, the balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark rates, the cut cycle has begun in the region. In Peru it stood at 6.75% as of December 2023, 75 basis points below its 2022 closing level, with an additional cut of 25 basis points in January 2024. The customer spread in Peru had a positive performance in the year due to the positive evolution of loan performance and the containment of deposit costs. In Colombia, after not changing the monetary policy since April 2023, in December 2023 the central bank cut rates by 25 basis points, leaving the official rate at 13.00%. Thus, customer spread in Colombia continued the improvement trend initiated in the second quarter of the year. In Argentina, after the primary elections in August, a significant rate hike of 2,100 basis points was implemented reaching 118%, and kept increasing further up to 133%, but was reduced to 100% after the last central bank meeting in December 2023.

INTEREST RATES (PERCENTAGE)

	31-12-23	30-09-23	30-06-23	31-03-23	31-12-22	30-09-22	30-06-22	31-03-22
Official ECB rate	4.50	4.50	4.00	3.50	2.50	1.25	0.00	0.00

Euribor 3 months (1)	3.94	3.88	3.54	2.91	2.06	1.01	(0.24)	(0.50)

Euribor 1 year (1)	3.68	4.15	4.01	3.65	3.02	2.23	0.85	(0.24)

USA Federal rates	5.50	5.50	5.25	5.00	4.50	3.25	1.75	0.50

TIIE (Mexico)	11.25	11.25	11.25	11.25	10.50	9.25	7.75	6.50

CBRT (Turkey)	42.50	30.00	15.00	8.50	9.00	12.00	14.00	14.00

 (1) Calculated as the month average.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

24

Business areas

This section presents the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.

The structure of the business areas reported by the BBVA Group as of December 31, 2023, is the same as the one presented at the end of 2022.

The composition of BBVA Group’s business areas is summarized below:

–	Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.

–	Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its agency in Houston.

–	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

–	South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

–	Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as portfolios and assets’ funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center’s tax expense includes for each period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business areas is based on units at the lowest level and/or companies that make up the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity.

Regarding the shareholders’ funds allocation, in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

GROSS INCOME (1), OPERATING INCOME (1) AND NET ATTRIBUTABLE PROFIT (1) BREAKDOWN (PERCENTAGE. 2023)

(1) Excludes the Corporate Center.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

25

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas

	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center

2023

Net interest income	23,089	5,620	11,054	1,869	4,394	539	23,476	(386)

Gross income	29,542	7,888	14,267	2,981	4,331	1,103	30,571	(1,029)

Operating income	17,233	4,743	9,883	1,581	2,397	507	19,111	(1,878)

Profit (loss) before tax	12,419	3,947	7,359	1,325	1,206	479	14,317	(1,898)

Net attributable profit (loss) excluding non-recurring impacts	8,019	2,755	5,340	528	613	389	9,626	(1,607)

Net attributable profit (loss)	8,019	2,755	5,340	528	613	389	9,626	(1,607)

2022 (1)

Net interest income	19,124	3,774	8,378	2,611	4,138	332	19,233	(109)

Gross income	24,743	6,112	10,734	3,172	4,265	790	25,072	(329)

Operating income	14,042	3,210	7,336	2,111	2,290	276	15,223	(1,181)

Profit (loss) before tax	10,402	2,610	5,620	1,636	1,434	277	11,577	(1,175)

Net attributable profit (loss) excluding non-recurring impacts (2)	6,559	1,868	4,131	505	738	240	7,482	(922)

Net attributable profit (loss)	6,358	1,667	4,131	505	738	240	7,280	(922)

 (1) Balances restated according to IFRS 17 - Insurance contracts.

 (2) Non-recurring impacts includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas

	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center	Deletions

31-12-23

Loans and advances to customers	377,643	173,169	88,112	37,416	41,213	39,322	379,231	230	(1,819)

Deposits from customers	413,487	216,198	92,564	50,651	42,567	13,056	415,037	181	(1,732)

Off-balance sheet funds	164,367	97,253	53,254	7,768	5,525	566	164,366	1	—

Total assets/liabilities and equity	775,558	457,624	173,489	68,329	64,779	64,274	828,495	23,074	(76,011)

RWAs	363,916	121,779	91,865	54,506	49,117	36,410	353,678	10,238	—

31-12-22 (1)

Loans and advances to customers	357,351	173,971	71,231	37,443	38,437	37,375	358,456	278	(1,383)

Deposits from customers	394,404	221,019	77,750	46,339	40,042	9,827	394,978	187	(760)

Off-balance sheet funds	150,172	86,759	38,196	6,936	17,760	520	150,170	2	—

Total assets/liabilities and equity	712,092	427,116	142,557	66,036	61,951	49,952	747,613	22,719	(58,239)

RWAs	337,066	114,474	71,738	56,275	46,834	35,064	324,385	12,682	—

 (1) Balances restated according to IFRS 17 - Insurance contracts.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

26

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

27

Spain

Highlights

•	Growth in consumer loans, SMEs and public sector during the year

•	Favorable evolution of core revenues

•	Very relevant improvement of the efficiency ratio during the year

•	Cost of risk remains at low levels

BUSINESS ACTIVITY (1) (VARIATION COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

28

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2023	Δ %	2022 (1)
Net interest income	5,620	48.9	3,774
Net fees and commissions	2,164	0.4	2,156

Net trading income	409	3.4	396

Other operating income and expenses	(305)	42.5	(214)

Of which: Insurance activities	360	1.3	355

Gross income	7,888	29.1	6,112
Operating expenses	(3,145)	8.4	(2,901)

Personnel expenses	(1,778)	10.6	(1,608)

Other administrative expenses	(984)	10.6	(889)

Depreciation	(383)	(5.1)	(404)

Operating income	4,743	47.7	3,210
Impairment on financial assets not measured at fair value through profit or loss	(651)	24.5	(522)

Provisions or reversal of provisions and other results	(145)	86.6	(78)

Profit (loss) before tax	3,947	51.2	2,610
Income tax	(1,190)	61.1	(739)

Profit (loss) for the period	2,757	47.3	1,872
Non-controlling interests	(2)	(31.9)	(3)

Net attributable profit (loss) excluding non-recurring impacts	2,755	47.5	1,868

Net impact arisen from the purchase of offices in Spain	—	—	(201)

Net attributable profit (loss)	2,755	65.3	1,667

Balance sheets	31-12-23	Δ %	31-12-22 (1)
Cash, cash balances at central banks and other demand deposits	44,653	(9.2)	49,185

Financial assets designated at fair value	146,136	15.6	126,413

Of which: Loans and advances	70,265	67.6	41,926

Financial assets at amortized cost	216,334	5.8	204,528

Of which: Loans and advances to customers	173,169	(0.5)	173,971

Inter-area positions	42,919	10.3	38,924

Tangible assets	2,884	(3.5)	2,990
Other assets	4,697	(7.5)	5,076

Total assets/liabilities and equity	457,624	7.1	427,116

Financial liabilities held for trading and designated at fair value through profit or loss	112,738	33.2	84,619
Deposits from central banks and credit institutions	43,694	(15.5)	51,702
Deposits from customers	216,198	(2.2)	221,019
Debt certificates	51,472	26.2	40,782
Inter-area positions	—	—	—
Other liabilities	18,629	17.4	15,870
Regulatory capital allocated	14,892	13.5	13,124

Relevant business indicators	31-12-23	Δ %	31-12-22
Performing loans and advances to customers under management (2)	169,712	(0.9)	171,209
Non-performing loans	8,189	3.8	7,891
Customer deposits under management (2)	214,968	(2.3)	220,140
Off-balance sheet funds (3)	97,253	12.1	86,759
Risk-weighted assets	121,779	6.4	114,474
Efficiency ratio (%)	39.9		47.5
NPL ratio (%)	4.1		3.9
NPL coverage ratio (%)	55		61
Cost of risk (%)	0.37		0.28

 (1) Balances restated according to IFRS 17 - Insurance contracts.

 (2) Excluding repos.

 (3) Includes mutual funds, customer portfolios and pension funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

29

Macro and industry trends

According to the latest estimate from BBVA Research, GDP growth would converge to around 2.4% in 2023 (unchanged from the previous forecast) and 1.5% in 2024 (30 basis points lower than previously expected). Despite the relative resilience of activity, largely related to the dynamism of the services sector and the labor market, as well as the effect of the European recovery funds, growth is expected to continue to moderate in the next months, in line with the slowdown in growth in the Eurozone, in a context of higher uncertainty about internal policies. Annual inflation, which fell from particularly high values in 2022 to 3.1% in December 2023, is expected to remain close to this level during 2024.

As for the banking system, data at the end of October 2023 showed that the volume of credit to the private sector declined by 3.7% year-on-year. At the November close, household and non-financial corporate loan portfolios fell by 2.3% and 5.6% year-on-year, respectively. Customer deposits fell by 1.2% year-on-year as of the end of November 2023, due to a 6.2% reduction in demand deposits. This was not offset by the growth in time deposits (+81,1% year-on-year). The NPL ratio stood at 3.6% in October 2023, 16 basis points below the figure of the same month of the previous year. Furthermore, the system maintains comfortable solvency and liquidity levels.

Activity

The most relevant aspects related to the area’s activity during 2023 were:

–

Lending balances registered a slight decrease of 0.9% mainly due to the evolution of mortgage loans (-2.2%) and the deleveraging by large corporations (-5.4%). This evolution was partially offset by the performance of loans to the public sector (+7.8%), consumer loans (+5.9%, including credit cards) and loans to SMEs (+3.6%).

–

Total customer funds grew in the year (+1.7%). Lower demand deposit balances (-5.1%) were partially offset mainly by off-balance sheet funds growth (mutual and pension funds and managed portfolios, +12.1% overall), which increased mainly as a result of net contributions during the year and the effect of the market evolution.

The most relevant aspects related to the area’s activity during the fourth quarter of 2023 were:

–

Lending activity remained stable compared to the previous quarter (-0.3%) mainly due to the reduction in loans to large corporations (-3.0%), partially offset by the consumer loans (+1.6%, including credit cards), loans to the public sector (+1.3%) and to SMEs (+1.2%). On the other hand, mortgage loans remained flat during the quarter.

–

Regarding credit quality, the NPL ratio increased by 13 basis points compared to the previous quarter and stands at 4.1%. The increase during the quarter is concentrated in the retail portfolio, although with fewer entries than in previous quarters, mitigated by a decrease in the wholesale portfolio. The NPL coverage ratio remains stable during the quarter at 55%.

–

Total customer funds increased in the last quarter of the year (+2.5%), with a growth of both customer deposits (+1.6%), favored by the time deposits increase, and specially the off-balance sheet funds (+4.5%) , mainly due to the impact of the market evolution.

Results

Spain generated a net attributable profit of €2,755m in 2023, 65.3% higher than in the previous year, which included the net impact arisen from the purchase of offices to Merlin (-201 millions of euros). In 2023, the favorable evolution of the net interest income stands out, which continued to boost the gross income growth and comfortably offset the increase in expenses.

The most relevant aspects of the year-on-year changes in the area’s income statement at the end of December 2023 were:

–

Net interest income grew by 48.9% favored by the improvement in customer spreads derived from the successive interest rate hikes carried out by the ECB between July 2022 and September 2023 as well as and the cost of deposits, which remains contained.

–

Net fees and commissions were in line with those of the previous year (+0.4%), favored by the contribution of the income linked to asset management, which offset the lower contribution of banking services fees.

–	Increase in the year-on-year NTI contribution (+3.4%) driven by the favorable evolution of Global Markets.

–

Other operating income and expenses compare negatively with the same period of the previous year, due to the €215m recorded on this line, corresponding to the total annual amount paid for the temporary tax on credit institutions and financial credit establishments. This was partially offset by a lower contribution to the public schemes of bank deposits guarantee, this is, to the Single Resolution Fund and to the Deposits Guarantee Fund (hereinafter FUR and FGD, both for their acronym in Spanish, respectively), which was lower than in the previous year overall. Lastly, the performance of the insurance business, also considered under this line item, improved compared to 2022.

–

Operating expenses continued to increase (+8.4%), although well below the growth of gross income (+29.1%), which allowed a very significant improvement of the efficiency ratio by 760 basis points in the last year. The increase in expenses is due to both higher fixed remuneration to personnel, with additional measures that improve those of the sectoral wage increase agreement for 2023, and higher general expenses, affected by the inflation, especially higher IT expenses.

–

Impairment on financial assets increased by 24.5% due to higher loan-loss provisions, mainly in the retail portfolio, which were affected by a higher rate environment, and together with some positive non-recurring items recorded on 2022. As a result of the above, the cumulative cost of risk at the end of December 2023 increased to 0.37%, which is 6 basis points above the cumulative figure at the end of the third quarter.

In the fourth quarter of 2023, Spain generated a net attributable profit of €645m, which represents a decline of 26.7% compared to the previous quarter, mainly due to the contribution to the FGD during the last three months of 2023. On the other hand, the net income evolution continued to be favorable in the quarter once again (+3.8%), and the income from commissions increased supported by asset management commissions. All this was offset by the increase in operating expenses as a result of the increase of variable remuneration to employees, in line with the performance of the area in 2023, as well as loan-loss provisions, including higher requirements derived from the annual review exercise of models parameters for the losses estimation, as well as higher provisions.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

30

Mexico

Highlights

●  Growth of all the segments in the loan portfolio, with greater dynamism of the retail segment

●  Double digit year-on-year growth in all the income statement margins

●  Favorable evolution of the efficiency ratio

●  Quarterly net attributable profit continues at high levels

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +34.7%.	(1) At current exchange rate: +29.3%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

31

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2023	Δ %	Δ % (1)	2022 (2)
Net interest income	11,054	31.9	19.5	8,378
Net fees and commissions	2,226	37.0	24.0	1,625

Net trading income	572	30.3	18.0	439

Other operating income and expenses	415	42.8	29.3	291

Gross income	14,267	32.9	20.4	10,734
Operating expenses	(4,384)	29.1	16.9	(3,397)

Personnel expenses	(2,100)	34.2	21.5	(1,565)

Other administrative expenses	(1,816)	26.6	14.6	(1,434)

Depreciation	(469)	17.9	6.8	(398)

Operating income	9,883	34.7	22.0	7,336
Impairment on financial assets not measured at fair value through profit or loss	(2,499)	47.6	33.7	(1,693)

Provisions or reversal of provisions and other results	(25)	5.0	(4.9)	(24)

Profit (loss) before tax	7,359	31.0	18.6	5,620
Income tax	(2,018)	35.6	22.8	(1,488)

Profit (loss) for the period	5,341	29.3	17.1	4,132
Non-controlling interests	(1)	29.9	17.7	(1)
Net attributable profit (loss)	5,340	29.3	17.1	4,131

Balance sheets	31-12-23	Δ %	Δ % (1)	31-12-22 (2)
Cash, cash balances at central banks and other demand deposits	10,089	(23.7)	(31.5)	13,228

Financial assets designated at fair value	60,379	29.6	16.4	46,575
Of which: Loans and advances	5,180	243.8	208.6	1,507
Financial assets at amortized cost	96,342	24.8	12.0	77,191
Of which: Loans and advances to customers	88,112	23.7	11.0	71,231

Tangible assets	2,387	21.2	8.8	1,969
Other assets	4,293	19.5	7.3	3,593
Total assets/liabilities and equity	173,489	21.7	9.3	142,557
Financial liabilities held for trading and designated at fair value through profit or loss	28,492	10.3	(1.0)	25,840
Deposits from central banks and credit institutions	8,739	98.5	78.2	4,402
Deposits from customers	92,564	19.1	6.9	77,750
Debt certificates	9,719	25.3	12.5	7,758
Other liabilities	22,756	34.0	20.3	16,976
Regulatory capital allocated	11,218	14.1	2.4	9,831

Relevant business indicators	31-12-23	Δ %	Δ % (1)	31-12-22
Performing loans and advances to customers under management (3)	88,688	23.5	10.9	71,788
Non-performing loans	2,472	27.5	14.5	1,939
Customer deposits under management (3)	90,926	17.9	5.8	77,117
Off-balance sheet funds (4)	53,254	39.4	25.2	38,196
Risk-weighted assets	91,865	28.1	15.0	71,738
Efficiency ratio (%)	30.7			31.7
NPL ratio (%)	2.6			2.5
NPL coverage ratio (%)	123			129
Cost of risk (%)	2.96			2.49

 (1) At constant exchange rate.

 (2) Balances restated according to IFRS 17 - Insurance contracts.

 (3) Excluding repos.

 (4) Includes mutual funds, customer portfolios and other off-balance sheet funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

32

Macro and industry trends

The economy has expanded at a relatively high rate, faster than anticipated, during 2023 and, especially during the second half of the year due to the dynamism of private consumption, the resilience of the manufacturing sector, the effects on private investment of the prospects for nearshoring of industrial production outside of China and the impact of higher public spending on the construction sector, in a growth environment in the United States. According to BBVA Research, GDP could grow around 3.4% in 2023 and 2.9% in 2024 (respectively,20 and 30 basis points above the previous forecasts). Annual inflation eased through 2023, reaching 4.7% in December, and it will probably continue to gradually moderate in the coming quarters, remaining around 3.8% on average in 2024. Policy rates, which stood at 11.25% at the end of 2023, are expected to begin to be cut from the first quarter of 2024, reaching around 9.0% by the end of the year.

With respect to the banking system, at the end of November 2023, the volume of outstanding credit to the non-financial private sector increased by 10.1% in year-on-year terms, with a greater boost from the consumer portfolio (+17,7%), followed by mortgages (+9,2%) and businesses (+7,3%). Growth in total deposits remains at similar levels to those of total credit, with a year-on-year growth of 10.0% at the end of November 2023, with greater dynamism in time deposits (+18,6% year-on-year) than in demand deposits (+6,1 year-on-year). The industry’s non-performing loans remained stable at around 2.45% and capital ratios are at comfortable levels.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during 2023 were:

–

Lending activity (performing loans under management) grew by 10.9% between January and December 2023. By portfolios, the wholesale portfolio, which includes large companies and public sector, grew by 6.7%, highlighting the dynamism of the business segment (+5.4%), with a positive performance of the public sector segment during the year. On the other hand, the retail portfolio grew at a rate of 14.4%, which supports the trend observed since the beginning of the year. Within this segment, consumer loans grew by 15.8%, credit cards by 21.2%, loans to SMEs by 19.0%, and mortgage loans by 8.7%. The loan portfolio continued to show a favorable diversification, of which 47.6% of the total correspond to the wholesale portfolio and the remaining 52.4% to the retail portfolio.

–

Customer deposits under management maintained a positive evolution between January and December of 2023 (+5.8%) despite a high rates environment and the liability cost containment policy implemented by BBVA in Mexico. The growth of off-balance sheet funds was very relevant, particularly in mutual funds, which increased at a rate of 23.7% between January and December 2023.

The most relevant aspects related to the area’s activity in the fourth quarter of 2023 were:

–

Lending activity (performing loans under management) recorded a quarterly variation of +2.7%, with growth in both the wholesale and retail portfolios (+2.1% and +3.2%, respectively). During the quarter, the dynamism of the retail segment stands out as a result of the strong private consumption, which is supported by the increase in real wages and favored by the end of year campaign that promoted consumption (“Buen Fin”). In the wholesale portfolio, the public sector segment stood out, which increased by 5.5%.

–

With regard to the asset quality indicators, the NPL ratio continues to be at comfortable levels and stood at 2.6% at the end of December 2023, which represents a growth of 5 basis points compared to the previous quarter and 10 basis points compared to the end of the year 2022, focused on the retail portfolio and, in the last quarter, affected by the entry of some wholesale borrowers. On the other hand, the NPL coverage ratio decreased to 123% at the end of December 2023, including the impact of the annual review of the model parameters for the losses estimation and, to a lesser extent, the effect of the partial release of additional adjustments not assigned to particular clients or operations due to the performance observed in the portfolios associated with them.

–

Customer deposits under management increased compared to the previous quarter (+8.0%), due to higher balances of demand deposits (+10.2%). On the other hand, off-balance sheet funds continued to grow, although at a more moderate rate than in the previous quarter (+2.2%).

Results

In Mexico, BBVA achieved a cumulative net attributable profit of €5,340m by the end of December 2023, representing an increase of 17.1% compared to the previous year, mainly as a result of the significant growth in net interest income, thanks to the strong boost of the activity and the improvement in the customer spread.

The most relevant aspects of the year-on-year changes in the income statement at the end of December 2023 are summarized below:

–

Net interest income recorded a significant growth (+19.5%), as a result of strong dynamism of lending activity and a price management efficiency (keeping the cost of deposits contained). Thus, customer spreads associated with a higher bias towards retail portfolio have been successfully maintained.

–

Net fees and commissions, boosted by greater transactional banking, continued to increase at double digit (+24.0%), with growth in almost all commissions types, highlighting credit cards, those derived from mutual funds management and from wholesale activity.

–

The contribution from NTI increased (+18.0%) mainly as a result of the good performance of Global Markets, with a significant contribution from the foreign currency operations, which offset the bond swap operation associated with balance-sheet management registered in the third quarter of 2023.

–	The other operating income and expenses line grew by 29.3%, driven by the evolution of the insurance business.

–

Operating expenses increased (+16.9%), with higher personnel expenses due to salary adjustments and an increase in the workforce in a context of strong activity growth, and an increase of general expenses linked to inflation, particularly marketing and technology. Despite the above, the efficiency ratio continued to evolve favorably, with a significant improvement of 92 basis points compared to twelve months earlier.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

33

–

Loan-loss provisions increased (+33.7%), mainly due to the higher provisioning needs of the retail portfolio, mainly in consumer and credit cards, partially affected by the strong increase of these segments. On the other hand, the cumulative cost of risk at the end of December 2023 stood at 2.96%, which is practically stable compared to the one registered at the end of September 2023 (+1 basis points).

In the quarter, and excluding the exchange rate effects, BBVA Mexico generated net attributable profit of €1,332m, slightly under the one of the previous quarter (+0.1%). The NTI evolution stands out due to both the bond swap operation included in the third quarter and the Global Markets results in the fourth quarter. On the lower part of the income statement, higher operating expenses were registered, mainly linked to the increase of employee variable compensation and higher general expenses associated with business growth.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

34

Turkey

Highlights

● The dedollarization of the balance sheet continues in the quarter

● Progressive improvement of the NPL ratio in the year

● The cost of risk remains at low levels during 2023

● Net attributable profit growth in the quarter

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)
(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)
(1) Excluding repos.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

35

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2023	Δ %	Δ % (1)	2022 (2)

Net interest income	1,869	(28.4)	8.0	2,611

Net fees and commissions	998	65.9	149.7	602

Net trading income	937	26.4	89.3	741

Other operating income and expenses	(824)	5.3	(40.5)	(782)

Gross income	2,981	(6.0)	140.3	3,172

Operating expenses	(1,400)	31.9	93.1	(1,061)

Personnel expenses	(775)	30.7	96.4	(593)

Other administrative expenses	(475)	40.0	110.0	(340)

Depreciation	(150)	16.4	43.7	(129)

Operating income	1,581	(25.1)	206.9	2,111

Impairment on financial assets not measured at fair value through profit or loss	(118)	(69.4)	(53.9)	(387)

Provisions or reversal of provisions and other results	(137)	55.4	138.2	(88)

Profit (loss) before tax	1,325	(19.0)	n.s.	1,636

Income tax	(702)	(36.3)	(6.9)	(1,103)

Profit (loss) for the period	623	17.0	n.s.	533

Non-controlling interests	(95)	243.9	n.s.	(28)

Net attributable profit (loss)	528	4.6	n.s.	505

Balance sheets	31-12-23	Δ %	Δ % (1)	31-12-22 (2)

Cash, cash balances at central banks and other demand deposits	9,700	60.0	161.7	6,061

Financial assets designated at fair value	3,692	(29.0)	16.1	5,203
Of which: Loans and advances	2	(43.1)	(6.9)	3

Financial assets at amortized cost	51,543	(0.2)	63.3	51,621
Of which: Loans and advances to customers	37,416	(0.1)	63.4	37,443

Tangible assets	1,496	23.4	86.0	1,213

Other assets	1,899	(2.0)	56.5	1,938

Total assets/liabilities and equity	68,329	3.5	68.9	66,036
Financial liabilities held for trading and designated at fair value through profit or loss	1,878	(12.1)	43.7	2,138
Deposits from central banks and credit institutions	2,306	(19.7)	31.3	2,872
Deposits from customers	50,651	9.3	78.8	46,339
Debt certificates	2,737	(15.4)	38.3	3,236
Other liabilities	4,319	(8.9)	45.1	4,741
Regulatory capital allocated	6,438	(4.1)	56.4	6,711

Relevant business indicators	31-12-23	Δ %	Δ % (1)	31-12-22
Performing loans and advances to customers under management (3)	37,339	0.4	64.2	37,191
Non-performing loans	1,965	(24.3)	23.7	2,597
Customer deposits under management (3)	49,321	8.2	76.9	45,592
Off-balance sheet funds (4)	7,768	12.0	83.2	6,936
Risk-weighted assets	54,506	(3.1)	57.9	56,275
Efficiency ratio (%)	47.0			33.5
NPL ratio (%)	3.8			5.1
NPL coverage ratio (%)	97			90
Cost of risk (%)	0.25			0.94

(1) At constant exchange rate.

(2) Balances restated according to IFRS 17 - Insurance contracts.

(3) Excluding repos.

(4) Includes mutual funds and pension funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

36

Macro and industry trends

Since the general elections held in May 2023, there are increasing signs of normalization in economic policy in general, and monetary policy in particular, which point to a gradual reversal of the current macroeconomic distortions. Thus, benchmark interest rates were increased from 8.5% at the beginning of 2023 to 42.5% in December 2023, and they may continue to rise further in the coming months in order to curb inflation, which reached 64.8% in December on a year-on-year basis, and allowing for a greater stabilization of the Turkish lira. Economic growth is expected to moderate to 4.5% in 2023 and 3.5% in 2024 (unchanged from the previous forecasts), supported by a still dovish fiscal policy. Given the high uncertainty, it is likely that the pace of GDP growth will slow down. Eventually, pressures on inflation will ease, although it will remain at relatively high levels,

As for the Turkish banking system, the effect of inflation remains strong. Total lending in the system increased 54.7% on a year-on-year basis at the end of November 2023, at similar levels to the previous months. The credit stock continued to be driven by the increase of consumer finance and credit cards (+79,3% year-on-year) while credit to businesses grew slightly less (+49,6% year-on-year). Total deposits maintain their strength and increased at the end of November by 67.0% on a year-on-year basis. Turkish lira deposits continued to grow in the same month (+96,7%), while U.S. dollar deposits grew much more slowly (+36,5%). Dollarization decreased to 42% in November 2023 versus 50.6% a year earlier, boosted by regulatory measures put in place during the last months by the central bank. The system’s NPL ratio continued to fall in recent months and in November 2023 was 1.63% (69 basis points lower than in the same month of 2022). Capital indicators remained at more than comfortable levels on the same date.

Unless expressly stated otherwise, all comments below on rates of changes for both activity and results, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of December 31, 2023 is used, reflecting the considerable depreciation by the Turkish lira in the last year, in particular during the second quarter of 2023, with a negative impact in the accumulated results at the end of December 2023. Likewise, the Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.

Activity

The most relevant aspects related to the area’s11 activity in 2023 were:

–

Lending activity (performing loans under management) increased between January and December 2023, mainly driven by the growth in Turkish lira loans (+54.6%). This growth was mainly supported by the performance of credit cards business loans and, to a lesser extent, of consumer loans. Foreign currency loans (in U.S. dollars) increased by 7.4%, favored by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).

–

Customer deposits (74% of the area’s total liabilities as of December 31, 2023) remained the main source of funding for the balance sheet and increased by 76.9%. The positive performance of Turkish lira time deposits (+122.2%), which represent 82% of total customer deposits in local currency, is noteworthy. Balances deposited in foreign currency (in U.S. dollars) continued their downward path and decreased by 12.3%, with transfers from foreign currency time deposits to Turkish lira time deposits observed under a foreign exchange protection scheme. Thus, as of December 31, 2023, Turkish lira deposits accounted for 62% of total customer deposits in the area. For its part, off-balance sheet funds grew significantly by 83.2%.

The most relevant aspects related to the area’s activity in the fourth quarter of 2023 were:

–

Lending activity (performing loans under management) increased by 11.9%, mainly driven by the growth in Turkish lira loans (+8.9%) and, to a lesser extent, by the growth of foreign currency loans (+2.7%).

–

In terms of asset quality, the NPL ratio decreased 3 basis points from that at the end of September 2023 to 3.8% and 129 basis points below the figure at the end of 2022 mainly as a result of the positive dynamics in the wholesale portfolio, with the recoveries and repayments, which continued in the quarter and have set the tone for the whole 2023. The NPL coverage ratio recorded a decrease of 320 basis points in the quarter to 97% as of December 31, 2023 (+664 basis points compared to the end of 2022), in part affected by the annual review exercise of the models parameters for the losses estimation and by the fewer requirements in wholesale with credit quality improvements.

–

Customer deposits increased by 11.4%, mainly thanks to the performance of Turkish lira time deposits (+14.7%). Additionally, off-balance sheet funds grew by 10.6%. On the other hand, balances deposited in foreign currency (in U.S. dollars) registered a decrease of 1.3% originated in time deposits.

Results

Turkey generated a net attributable profit of €528m during 2023, which compares positively with the accumulated result reached at the end of December 2022, both periods reflecting the impact of the application of hyperinflation accounting.

As mentioned above, the year-on-year comparison of the accumulated income statement at the end of December 2023 at current exchange rate is affected by the strong depreciation of the Turkish lira in the last year (-38.9%). Excluding this effect, the highlights of the results for the year at constant exchange rate are summarized below:

–

Net interest income recorded a year-on-year growth of 8.0%, mainly due to the growth in Turkish lira loans, as well as higher income from the securities portfolio in Turkish lira. This is partially offset by the decline in the Turkish lira spread.

–	Net fees and commissions increased by 149.7%, favored by the performance in payment systems fees, brokerage activity, guarantees and asset management.

11 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) only refer to Garanti Bank. Thus they exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

37

–	NTI showed an excellent evolution (+89.3%) thanks to the increase in the results of the Global Markets unit, favored by foreign exchange operations and portfolio sales.

–

The other operating income and expenses line showed a balance of €-824m, which compares favorably with the previous year. This line includes, among others, the loss in the value of the net monetary position due to the country’s inflation rate, which stood below the loss recorded on 2022, partially offset by the income derived from inflation-linked bonds (CPI linkers). It is also worth highlighting the improved performance of the results of Garanti BBVA’s subsidiaries, specially from renting and insurance, also included in this line.

–

Operating expenses increased by 93.1%, with growth both in personnel, as a result of salary improvements to compensate for the loss of purchasing power of the workforce, and in general expenses, where higher expenses in technology stand out, as well as the institutional donation made by the BBVA Group to help those affected by the earthquake that struck an area in the south of the country in February 2023.

–

Impairment on financial assets decreased by 53.9%, mainly due to improvements in credit quality and the repayments in the wholesale segments, which led to a significant improvement in the accumulated cost of risk as of December 31, 2023 to 0.25% from the 0.94% at the end of December of the previous year.

–

The provisions and other results line closed December 2023 with a higher loss than in the same period of the previous year, mainly due to the update of the provisions for commitments with personnel and also as a result of higher provisions for contingent risks and commitments, linked to the earthquake and to the increase of the coverage of some specific clients.

–

Lastly, the accumulated tax expense at the end of 2023 reflects both the positive impact of the revaluation, for tax purposes, of Garanti BBVA’s non-cash assets that has generated a credit in corporate income tax rate, due to the higher tax base of the assets, and the increase of the corporate tax rate in Turkey from 25% to 30%, with retrospective application from January 1, 2023, which has negatively impacted the financial statements since the third quarter.

In the fourth quarter of 2023, the net attributable profit stood at €161m, which compares positively with the loss registered in the previous quarter, mainly due to the higher inflation rate in the previous quarter, as well as to the tax rate increase mentioned above.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

38

South America

Highlights

● Growth in lending activity focused on the retail segments

● Excellent evolution of the net interest income and of the NTI

● Improvement in the efficiency of the area

● Higher adjustment for hyperinflation in Argentina and the Argentine peso devaluation in the fourth quarter

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)

(1) Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

(1) At constant exchange rates: +63.8%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

(1) At constant exchange rates: +43.2%.

(2) The variation in customer funds under management is affected by the transfer of the pension funds managed by the Pension Fund Administrator that the BBVA Group maintains in Bolivia

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

39

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2023	Δ %	Δ % (1)	2022 (2)

Net interest income	4,394	6.2	47.5	4,138

Net fees and commissions	700	(10.1)	12.3	778

Net trading income	633	41.7	73.5	447

Other operating income and expenses	(1,395)	27.2	45.8	(1,097)

Gross income	4,331	1.5	43.9	4,265

Operating expenses	(1,934)	(2.1)	25.0	(1,976)

Personnel expenses	(904)	(4.4)	25.1	(946)

Other administrative expenses	(864)	0.6	29.7	(859)

Depreciation	(165)	(2.8)	5.1	(170)

Operating income	2,397	4.7	63.8	2,290

Impairment on financial assets not measured at fair value through profit or loss	(1,134)	48.9	75.3	(762)

Provisions or reversal of provisions and other results	(58)	(38.5)	(16.5)	(94)

Profit (loss) before tax	1,206	(15.9)	61.3	1,434

Income tax	(291)	(16.3)	156.4	(347)

Profit (loss) for the period	915	(15.8)	44.3	1,087

Non-controlling interests	(302)	(13.5)	46.7	(349)

Net attributable profit (loss)	613	(16.9)	43.2	738

Balance sheets	31-12-23	Δ %	Δ % (1)	31-12-22 (2)

Cash, cash balances at central banks and other demand deposits	6,585	(14.4)	(2.8)	7,695

Financial assets designated at fair value	10,508	(2.1)	21.9	10,739

Of which: Loans and advances	592	290.9	221.8	152

Financial assets at amortized cost	44,508	10.0	12.5	40,448

Of which: Loans and advances to customers	41,213	7.2	8.6	38,437

Tangible assets	939	(13.7)	(3.4)	1,088

Other assets	2,239	13.0	18.7	1,981

Total assets/liabilities and equity	64,779	4.6	12.0	61,951

Financial liabilities held for trading and designated at fair value through profit or loss	3,289	16.9	(1.3)	2,813

Deposits from central banks and credit institutions	5,140	(8.4)	(9.8)	5,610

Deposits from customers	42,567	6.3	14.7	40,042

Debt certificates	2,986	1.0	4.1	2,956

Other liabilities	4,502	(3.3)	35.0	4,655

Regulatory capital allocated	6,294	7.1	14.7	5,874

Relevant business indicators	31-12-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (3)	41,013	6.6	8.1	38,484

Non-performing loans	2,302	25.4	21.4	1,835

Customer deposits under management (4)	42,567	6.3	14.7	40,042

Off-balance sheet funds (5)	5,525	(68.9)	(65.4)	17,760

Risk-weighted assets	49,117	4.9	11.8	46,834

Efficiency ratio (%)	44.7			46.3

NPL ratio (%)	4.8			4.1

NPL coverage ratio (%)	88			101

Cost of risk (%)	2.51			1.69

 (1) At constant exchange rates.

 (2) Balances restated according to IFRS 17 - Insurance contracts.

 (3) Excluding repos.

 (4) Excluding repos and including specific marketable debt securities.

 (5) Includes mutual funds, customer portfolios in Colombia and Peru and pension funds in Bolivia as of 31-12-2022.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

40

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit (loss)

Country	2023	Δ %	Δ % (1)	2022 (2)	2023	Δ %	Δ % (1)	2022 (2)
Argentina	483	3.0	n.s.	469	132	(28.7)	n.s.	185

Colombia	509	(16.6)	(12.7)	610	156	(35.5)	(32.5)	241

Peru	1,109	18.9	19.2	932	203	(1.2)	(1.0)	206

Other countries (3)	297	6.7	5.6	279	122	15.5	14.1	106

Total	2,397	4.7	63.8	2,290	613	(16.9)	43.2	738

 (1) Figures at constant exchange rates.

 (2) Balances restated according to IFRS 17 - Insurance contracts.

 (3) Bolivia, Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru

	31-12-23	31-12-22	31-12-23	31-12-22	31-12-23	31-12-22

Performing loans and advances to customers under management (1) (2)	2,259	809	16,951	16,134	17,179	16,747

Non-performing loans (1)	39	13	892	729	1,202	1,042

Customer deposits under management (1) (3)	4,060	1,470	17,875	15,855	16,939	16,035

Off-balance sheet funds (1) (4)	1,444	486	2,506	2,485	1,572	1,436

Risk-weighted assets	4,997	8,089	19,467	15,279	18,825	17,936

Efficiency ratio (%)	53.6	61.3	47.1	40.4	36.4	37.2

NPL ratio (%)	1.6	1.6	4.8	4.2	5.5	4.9

NPL coverage ratio (%)	136	173	89	106	84	91

Cost of risk (%)	2.18	2.61	2.13	1.56	3.04	1.58

 (1) Figures at constant exchange rates.

 (2) Excluding repos.

 (3) Excluding repos and including specific marketable debt securities.

 (4) Includes mutual funds and customer portfolios (in Colombia and Peru).

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects related to the area’s activity during 2023 were:

–

Lending activity (performing loans under management) registered a variation of +8.1%, with growth focused on the retail portfolio, which grew more than the wholesale portfolio (+11.6% versus +4.8%), mainly favored by the evolution of consumer loans (+11.5%), and credit cards (+44.0%). On the other hand, corporate loans also increased (+4.8%).

–

Customer funds under management decreased (-9.3%) compared to the closing balances at the end of 2022, with an increase in both demand deposits (+7.4%) and time deposits (+28.7%) and a reduction of off-balance sheet funds (-65.4%) due to the transfer of pension funds managed by the Pension Fund Administrator that the BBVA Group maintains in Bolivia to the Public Long-Term Social Security Management Company of this country.

The most relevant aspects related to the area’s activity during the fourth quarter of the year 2023 were:

–

Lending activity (performing loans under management) recorded a variation of +3.5%, mainly boosted by corporate loans (+4.4%). Consumer loans and credit cards also showed a positive evolution (+1.3% and +13.0%, respectively).

–

With regard to asset quality, the NPL ratio stood at 4.8%, with an increase of 20 basis points in the quarter at the regional level, partially affected by the lower relative weight of Argentina, with a NPL ratio below the average, and by the general increase of non-performing balances in constant terms in all the countries that form the aggregate. On the other hand, the area’s NPL coverage ratio decreased to 88% affected by the impact of the annual review of the parameters for the loss estimation models, and by the above mentioned increase of the non-performing balances.

–

Customer funds under management increased (+6.3%) compared to the previous quarter thanks to both good evolution of customer deposits (+5.7%), highlighting the demand deposits performance (+8.5%) and off-balance sheet funds (+11.6%).

South America generated a cumulative net attributable profit of €613m at the end of the year 2023, which represents a year-on-year increase of +43.2%, driven by the good performance of recurring income (+41.4%) and the area’s NTI, which offset the increase in expenses, in a highly inflationary environment throughout the region and higher provisioning needs for impairment on financial assets, mainly in Peru and, to a lesser extent, in Colombia, both affected by the worsening of macroeconomic environment.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

41

The heading “Other operating income and expenses” mainly includes the impact of the adjustment for hyperinflation in Argentina, whose net monetary loss stood at €1,062m in the period January-December 2023, which is higher than the €822m registered in the period January-December 2022.

It should be noted that the year-on-year comparison of the cumulative income statement at the end of December 2023 at current exchange rates is affected by the strong Argentinian peso depreciation during the last quarter of the year.

More detailed information on the most representative countries of the business area is provided below:

Argentina

Macro and industry trends

The new government since the elections in November 2023 has announced an adjustment plan in order to correct the strong macroeconomic distortions which, among other measures, includes a significant fiscal deficit reduction and a severe currency depreciation. In this context, it is likely that annual inflation will increase significantly from 211% at the end of 2023 and that GDP, which has fallen by around 3.0% in 2023 (50 basis points above the previous forecast), will contract significantly during the following months. The recent adjustments, despite their short term impacts and the high associated risks, eventually complemented with additional measures such as an interest rate hike, could lay the foundations for a gradual inflation decrease and a growth recovery from the second half of 2024 onward. In a context of persistently high uncertainty, BBVA Research estimates that annual inflation will close 2024 around 175% and that GDP will fall around 4.0% this year (150 points above what was forecasted three months ago).

The banking sector continues to grow at a stable pace but feels the burden of high inflation. At the end of October 2023, total credit had grown by 130% compared to the same month in 2022, favored by both consumer and corporate portfolios, which reached year-on-year growth rates of 124% and 147%, respectively. On the other hand, deposits continued the trend of the previous months and at the end of October had grown by 122% year-on-year at the end of October. Finally, the NPL ratio decreased slightly to 2.8% at the end of October 2023 (28 basis points below the same month in 2022).

Activity and results

–

Between January and December 2023, performing loans under management increased by 179.3%, showing growth in both the business portfolio (+221.3%) and the retail portfolio (+142.1%), highlighting in the latter the growth in credit cards (+154.4%) and consumer loans (+100.9%). The NPL ratio stood at 1.6%, which represents a decrease of 24 basis points compared to the previous quarter, positively affected by activity growth, which offset higher NPL entries, mainly in credit cards and consumer loans. On the other hand, the NPL coverage ratio stood at 136%, showing a decline compared to the previous quarter due to the impact of the annual review of parameters for the loss estimation models and to the increase of non-performing balances.

–

Balance sheet funds grew by 176.1% between January and December 2023, with demand deposits increasing at a faster rate than time deposits (+248.0% versus +73.9%). On the other hand, mutual funds also increased (+196.9%).

–

The cumulative net attributable profit at the end of December 2023 stood at €132m, well above the figure achieved in the same period of 2022. This is mainly explained by the favorable evolution of the net interest income, driven by both volume and price effects (mainly in the credit cards and business portfolio, together with an adequate liabilities cost management), as well as a higher profitability of the securities portfolios. This evolution was partially offset by a larger negative adjustment for hyperinflation (mainly reflected in the other operating income and expenses line), higher expenses-both in personnel due to salary revisions, as well as general expenses-, and higher loan-loan loss provisions, due to both the credit and the fixed income portfolios. The quarterly evolution is impacted by the strong devaluation of the Argentine peso in December 2023.

Colombia

Macro and industry trends

Economic activity lost momentum throughout 2023, in line with BBVA Research’s expectations that maintain an unchanged GDP growth forecasts of 1.2% in 2023 and 1.5% in 2024. Lower growth in domestic demand is expected to favor a gradual moderation of inflation from 9.3% in December to around 6.9%, on average, in 2024. This will probably allow interest rates, currently at 13.0%, after a 25 basis points cut in December, to reach 7.0% by the end of this year.

Total credit growth for the banking system stood at 4.0% year-on-year in October 2023, and continues to be driven by the growth in corporate lending at 5.6% and mortgages at 8.8%. Consumer credit deceleration stands out, as it slowed from a year-on-year growth rate of 20% during 2022 to a fall of 0.8% in October 2023. Total deposits showed a year-on-year growth rate of 10.4% at the end of October 2023, with a strong shift towards time deposits (up 36.5% year-on-year) and a fall in demand deposits. The NPL ratio of the system has climbed in recent months to 5.1% in October 2023, 142 basis points higher than in the same month of 2022.

Activity and results

–

Lending activity registered a growth of 5.1% compared to the end of 2022, with growth in practically all products, with a better performance in consumer loans, credit cards, mortgages and, to a lesser extent, business loans, although the latter showed deleveraging in the fourth quarter (-2.2%). In terms of asset quality, the NPL ratio increased in the fourth quarter of the year (+8 basis points) to 4.8%, originating from retail portfolios, mainly consumer and credit cards portfolios. On the other hand, the NPL coverage ratio declined to 89% due to the higher volume of write-offs in the quarter as well as these NPL inflows.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

42

–	In 2023, customer deposits increased by 12.7% thanks to the positive evolution of time deposits (+26.6%), while off-balance sheet funds remained stable in the year (+0.8%).

–

The cumulative net attributable profit at the end of 2023 stood at €156m, that is 32.5% lower than the previous year. The lower contribution from net interest income was affected by the high cost of funds and was partially offset by the net fees and commissions evolution. On the lower part of the income statement, there were higher operating expenses and an increase in provisions for impairment of financial assets due to higher requirements in the retail portfolio. In the fourth quarter of 2023, the growth of the NTI stands out due to Global Markets results, supported by growth in its recurring income. This was partially offset by higher expenses and loan-loss provisions due to the worsening of the macroeconomic environment.

Peru

Macro and industry trends

In a context marked by adverse weather shocks and the effects of high inflation and a contractive monetary policy, economic activity showed weakness in 2023, in particular in the last months of the year. BBVA Research has therefore revised its forecast for GDP growth in 2023 from 0.4% to -0.4%. The moderation of inflation (which reached 3.2% in December 2023 and will reach an average of around 2.8% in 2024) as well as the rates cutting process (which have fallen in the last months 125 basis points to 6.50% and will fall to around 4.5% through 2024) will presumably support a recovery in activity and GDP growth of 2.0% in 2024 (30 basis points below the previous forecast).

Total credit in the Peruvian banking system fell 2.4% year-on-year in November 2023. Performance by portfolio is uneven, with the biggest slowdown in corporate lending, with a year-on-year contraction of 7.7%. However, consumer finance remained buoyant, growing by 9.0% year-on-year in November 2023, while the mortgage portfolio maintained a stable growth rate of around 5.1% year-on-year, in line with previous months. Total deposits in the system remained stable at the end of November 2023, with a slight growth of 0.3% year-on-year, showing a continued shift towards time deposits (+18.3% year-on-year) to the detriment of demand deposits (-8.0% year-on-year). The NPL ratio across the banking system rose very slightly to 4.38% since the end of 2022).

Activity and results

–

Lending activity remained flat compared to the close of December 2022 (+2.6%) supported by growth in consumer loans (+18.0%), credit cards (+21.5%) and, to a lesser extent, mortgage portfolios (+5.0%). This favorable evolution offset the slight deleveraging of the corporate portfolio (-0.7%) this year, mainly due to the maturities of the “Reactiva Perú” program (mitigated by the C&IB activity in the last quarter of the year). In terms of credit quality indicators, the NPL ratio increased by 15 basis points to stand at 5.5%, with entries mainly in retail portfolio, which were affected by the current macroeconomic environment. On the other hand, the NPL coverage ratio decreased to 84% in the quarter, affected by the annual review impact of the models parameters for the losses estimation.

–

Customers funds under management increased during 2023 (+6.0%) boosted by the good performance of time deposits (+29.3%), favored by the high rates environment and, to a lesser extent, by the off-balance sheet funds (+9.5%), which offset the lower balances in demand deposits (-3.9%).

–

BBVA Peru’s net attributable profit stood at €203m at the end of December 2023, 1.0% below the figure achieved at the end of the previous year, despite the good performance of recurring income and the NTI. It was negatively impacted by the increase of provisions for impairment of financial assets (+92.1%), with higher requirements due to the worsening of the macroeconomic environment. During the fourth quarter of 2023, growth in both net interest income and net fees and commissions.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

43

Rest of Business

Highlights

●  Growth in lending activity during the year, favored by the recovery during the quarter

●  Dynamism in net interest income and NTI in the year

●  The cost of risk remains at low levels

●  Significant improvement of the efficiency ratio

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +83.8%.	(1) At current exchange rates: +62.6%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

44

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2023	Δ %	Δ % (1)	2022

Net interest income	539	62.3	63.6	332
Net fees and commissions	244	0.7	1.3	243

Net trading income	316	51.9	53.2	208

Other operating income and expenses	3	(50.1)	(48.9)	7

Gross income	1,103	39.7	40.7	790
Operating expenses	(596)	16.0	17.0	(513)

Personnel expenses	(303)	13.5	14.5	(267)

Other administrative expenses	(267)	19.1	20.1	(224)

Depreciation	(26)	15.1	15.1	(23)

Operating income	507	83.8	84.9	276

Impairment on financial assets not measured at fair value through profit or loss	(28)	107.4	113.1	(13)

Provisions or reversal of provisions and other results	(1)	n.s.	n.s.	14

Profit (loss) before tax	479	73.0	74.1	277

Income tax	(90)	140.0	140.8	(37)

Profit (loss) for the period	389	62.6	63.7	240

Non-controlling interests	—	—	—	—
Net attributable profit (loss)	389	62.6	63.7	240

Balance sheets	31-12-23	Δ %	Δ % (1)	31-12-22

Cash, cash balances at central banks and other demand deposits	4,748	18.3	22.1	4,015

Financial assets designated at fair value	15,475	204.0	213.7	5,090
Of which: Loans and advances	14,783	249.5	261.8	4,230

Financial assets at amortized cost	43,363	7.3	8.2	40,425
Of which: Loans and advances to customers	39,322	5.2	6.2	37,375

Inter-area positions	—	—	—	—

Tangible assets	151	93.1	92.9	78

Other assets	537	56.3	58.9	343
Total assets/liabilities and equity	64,274	28.7	30.3	49,952

Financial liabilities held for trading and designated at fair value through profit or loss	14,831	237.3	249.3	4,397

Deposits from central banks and credit institutions	3,085	12.4	13.7	2,745

Deposits from customers	13,056	32.9	33.8	9,827

Debt certificates	1,413	(9.4)	(8.5)	1,561

Inter-area positions	26,476	1.6	2.8	26,060

Other liabilities	1,223	20.5	22.5	1,014

Regulatory capital allocated	4,191	(3.6)	(2.6)	4,348

Relevant business indicators	31-12-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (2)	39,202	4.7	5.7	37,431

Non-performing loans	368	91.0	91.0	192

Customer deposits under management (2)	13,056	32.9	33.8	9,827

Off-balance sheet funds (3)	566	8.8	8.8	520

Risk-weighted assets	36,410	3.8	4.9	35,064

Efficiency ratio (%)	54.0			65.0

NPL ratio (%)	0.7			0.4

NPL coverage ratio (%)	69			131

Cost of risk (%)	0.08			0.04

 (1) At constant exchange rates.

 (2) Excluding repos.

 (3) Includes pension funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

45

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.

Activity

The most relevant aspects of the evolution of BBVA Group’s Rest of Business activity between January and December 2023 were:

–

Lending activity (performing loans under management) grew at a 5.7%, due to the favorable performance of the New York branch and, to a lesser extent, the business in Europe, which have offset the deleveraging of the wholesale business in Asia.

–	Customer funds under management grew by 32.5%, with a growth in both the demand and time deposits, and the off-balance-sheet funds.

The most relevant aspects of the evolution of BBVA Group’s Rest of Business activity during the fourth quarter of 2023 were:

–	Lending activity (performing loans under management) grew at a rate of 5.0%, highlighting the good performance in New York and Europe.

–	Regarding credit risk indicators, the NPL ratio increased to 0.7% due to an NPL inflow from a particular customer, with an impact on the coverage ratio, which has decreased to 69%.

–

Customer funds under management increased by 28.9% due to the performance of deposits in the European branches. On the other hand, off-balance-sheet customer funds registered a growth of 17.9%, originating from Europe as well.

Results

Rest of Business achieved an accumulated net attributable profit of €389m during 2023, 63.7% higher than in the previous year, thanks to a favorable performance of the net interest income, and the NTI, which offset the increase in expenses in a context of higher inflation and normalization of loan-loss provisions.

In the year-on-year evolution of the main lines of the area’s income statement at the end of December 2023, the following was particularly noteworthy:

–	Net interest income increased by 63.6% as a result of the improvement in customer spread. The performance in Europe and, to a lesser extent, of the New York branch, are particularly worthy of mention.

–	Net fees and commissions increased (+1.3%), with a good performance especially from the Group’s businesses in the United States.

–

The NTI grew by 53.2% supported by the results of the businesses that the Group maintains in the United States, with the New York branch standing out, and, to a lesser extent, by the results in Europe and Asia.

–	Increase in operating expenses of 17.0%, mainly in Europe and the New York branch.

–	The impairment on financial assets line at the end of December 2023 registered a provision of €28m, mainly originated in Europe.

–

The provisions or reversal of provisions line and other results as a whole showed at the end of December 2023 a figure of €-1m, in contrast with the €14m reached 12 months ago due to releases for risks and contingent commitments in the New York branch.

In the fourth quarter of 2023 and excluding the effect of the variation in exchange rates, the Group’s Rest of Businesses as a whole generated a net attributable profit of €72m (-31.9% compared to the previous quarter) mainly due to the growth in personnel expenses in the last quarter of the year, as a result of the variable remuneration improvement to employees, in line with the area´s 2023 performance.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

46

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2023	Δ %	2022
Net interest income	(386)	253.3	(109)
Net fees and commissions	(44)	40.2	(31)
Net trading income	(686)	133.6	(294)
Other operating income and expenses	87	(17.1)	105
Gross income	(1,029)	212.7	(329)
Operating expenses	(849)	(0.4)	(852)
Personnel expenses	(670)	7.9	(621)
Other administrative expenses	31	n.s.	(26)
Depreciation	(210)	2.1	(206)
Operating income	(1,878)	59.0	(1,181)
Impairment on financial assets not measured at fair value through profit or loss	1	n.s.	(2)
Provisions or reversal of provisions and other results	(21)	n.s.	8
Profit (loss) before tax	(1,898)	61.6	(1,175)
Income tax	288	4.1	277
Profit (loss) for the period	(1,610)	79.3	(898)
Non-controlling interests	3	n.s.	(25)
Net attributable profit (loss)	(1,607)	74.2	(922)

Balance sheets	31-12-23	Δ %	31-12-22
Cash, cash balances at central banks and other demand deposits	684	(20.1)	856
Financial assets designated at fair value	2,512	5.1	2,390
Of which: Loans and advances	—	(100.0)	—
Financial assets at amortized cost	3,622	11.0	3,262
Of which: Loans and advances to customers	230	(17.2)	278
Inter-area positions	—	—	—
Tangible assets	1,727	(7.3)	1,863
Other assets	14,530	1.3	14,349
Total assets/liabilities and equity	23,074	1.6	22,719
Financial liabilities held for trading and designated at fair value through profit or loss	125	15.6	108
Deposits from central banks and credit institutions	765	12.2	682
Deposits from customers	181	(2.8)	187
Debt certificates	380	n.s.	(863)
Inter-area positions	5,835	(26.7)	7,963
Other liabilities	3,554	(11.4)	4,011
Regulatory capital allocated	(43,033)	7.9	(39,887)
Total equity	55,265	9.4	50,517
General note: 2022 figures have been restated according to IFRS 17 - Insurance contracts.

Results

The Corporate Center recorded a net attributable profit of €-1,607m between January and December of 2023, compared with €-922m recorded on the same period of the previous year, mainly due to a negative contribution in the NTI line from exchange rate hedges as a result of a better than expected currency performance, in particular, the Mexican peso during the first half of the year.

On the other hand, the quarterly evolution of this aggregate compares favorably to the loss of the previous quarter partially due to the impact on the NTI of the evolution of exchange rate coverage, specially the Mexican peso.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

47

Other information: Corporate & Investment Banking

Highlights

•	Increase in lending activity

•	Excellent performance of NTI and favorable evolution of recurring income

•	Efficiency improvement

•	Year-on-year increase in net attributable profit

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)	GROSS INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +25.5%.	(1) At current exchange rates: +32.2%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

48

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2023 (1)	Δ %	Δ % (2)	2022

Net interest income	2,102	7.7	19.5	1,952

Net fees and commissions	1,007	10.2	16.8	914

Net trading income	1,759	56.0	78.2	1,128

Other operating income and expenses	(64)	50.0	68.1	(43)

Gross income	4,804	21.6	34.6	3,950

Operating expenses	(1,260)	11.9	16.1	(1,125)

Personnel expenses	(622)	15.3	17.9	(540)

Other administrative expenses	(531)	10.3	17.6	(481)

Depreciation	(107)	2.2	1.1	(105)

Operating income	3,544	25.5	42.6	2,825

Impairment on financial assets not measured at fair value through profit or loss	(11)	(89.8)	(82.7)	(104)

Provisions or reversal of provisions and other results	—	n.s.	n.s.	(12)

Profit (loss) before tax	3,534	30.4	46.6	2,709

Income tax	(1,006)	31.6	47.8	(764)

Profit (loss) for the period	2,528	30.0	46.1	1,945

Non-controlling interests	(275)	14.2	60.5	(241)

Net attributable profit (loss)	2,253	32.2	44.5	1,704

Balance sheets	31-12-23	Δ %	Δ % (2)	31-12-22

Cash, cash balances at central banks and other demand deposits	5,036	(8.8)	(10.1)	5,524

Financial assets designated at fair value	159,379	35.1	33.4	117,958

Of which: Loans and advances	84,126	85.5	85.8	45,360

Financial assets at amortized cost	97,325	8.8	10.8	89,440

Of which: Loans and advances to customers	78,376	1.5	3.7	77,208

Inter-area positions	—	—	—	—

Tangible assets	141	171.6	170.6	52

Other assets	10,645	n.s.	n.s.	862

Total assets/liabilities and equity	272,526	27.4	27.6	213,836

Financial liabilities held for trading and designated at fair value through profit or loss	131,118	32.7	31.5	98,790

Deposits from central banks and credit institutions	28,161	34.2	33.7	20,987

Deposits from customers	59,094	22.7	25.5	48,180

Debt certificates	6,076	14.8	13.5	5,292

Inter-area positions	29,657	15.8	16.9	25,609

Other liabilities	7,367	78.6	60.3	4,124

Regulatory capital allocated	11,054	1.8	6.3	10,855

Relevant business indicators	31-12-23	Δ %	Δ % (2)	31-12-22

Performing loans and advances to customers under management (3)	77,532	0.3	2.5	77,291

Non-performing loans	905	20.1	70.7	753

Customer deposits under management (3)	53,545	13.3	16.0	47,270

Off-balance sheet funds (4)	4,189	139.4	262.6	1,750

Efficiency ratio (%)	26.2			28.5

(1) For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of December 31, 2023 is used.

(2) At constant exchange rates.

(3) Excluding repos.

(4) Includes mutual funds, customer portfolios and other off-balance sheet funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

49

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of December 31, 2023 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in 2023 were:

–

Lending activity (performing loans under management) was higher than at the end of December 2022 (+2.5%). Global Transaction Banking stands out, specially in the second half of the year, and by geographical areas, the performance in the United States and in Europe (excluding Spain) is noteworthy, both in Investment Banking & Finance.

–	Customer funds continued to grow by 22.0% in 2023, maintaining the positive trend in price management.

The most relevant aspects related to the area’s activity in the fourth quarter of 2023 were:

–

Improvement in the evolution of lending activity balances, which stood above the figure of the end of September (+1.3%), with the favorable evolution of the United States and Europe (excluding Spain) standing out again thanks to the end-of-quarter campaign.

–	Customer funds increased by 11.3% mainly in Mexico and in Europe (excluding Spain).

Results

CIB generated a net attributable profit of €2,253m between January and December of 2023. These results, which do not include the application of hyperinflation accounting, represent an increase of 44.5% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group’s wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.

The contribution by business areas, excluding the Corporate Center, to CIB’s accumulated net attributable profit at the end of December 2023 was as follows: 15% Spain, 29% Mexico, 29% Turkey, 13% South America and 15% Rest of Business.

All business line results have performed well, highlighting particularly the Global Transaction Banking (GTB) performance in all geographical areas, the contribution of Global Markets and Project Finance within Investment Banking & Finance (IB&F).

The most relevant aspects of the year-on-year evolution in the income statement of this aggregate are summarized below:

–	Net interest income was 19.5% higher than in last year. GTB stands out, which evolved favorably, especially in Spain and the American region.

–	Net fees and commissions registered an increase of 16.8%, with positive evolution in all businesses, specially in the United States and Mexico.

–

Excellent NTI performance (+78.2%), mainly due to the performance of the Global Markets due to the income generated by foreign currency operations in emerging markets. By geographical areas, all of them showed growth, except Spain, which fell slightly.

–

The operating expenses increased by 16.1%, driven by higher personnel expenses, partly due to measures taken by the Group to compensate for the loss in purchasing power of the workforce and salary review processes, as well as the increase in the number of employees in the area. On the other hand, general expenses continue to be affected by inflation and higher technology-related expenses. Despite this, the efficiency ratio stood at 26.2%, which represents an improvement compared to the previous year.

–	Provisions for impairment on financial assets stood below the previous year, partly due to releases in Mexico.

In the fourth quarter of 2023 and excluding the effect of the variation in exchange rates, the Group’s wholesale businesses generated a net attributable profit of €597m, +20.4% compared to the previous quarter. The fourth quarter reached a record high in income, highlighting the excellent results in Global Markets in emerging markets and GTB in all geographical areas, together with the release of provisions for the impairment of financial assets in the quarter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

50

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group’s APMs:

–	Include clear and readable definitions of the APMs.

–

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

–	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.

–	Do not have greater preponderance than measures directly stemming from financial statements.

–	Are accompanied by comparatives for previous periods.

–	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency12 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the income statements of the Consolidated Financial Statements and the consolidated management income statement, for the years 2022 and 2021. For the year 2023, no reconciliation is presented because there are no differences between the income statements of the Consolidated Financial Statements and the consolidated management income statement.

In 2022, the main difference between the two accounts is in the treatment of the impact of the purchase from Merlin of 100% of the shares of Tree, which in turn owns 662 offices in Spain. For management purposes, this impact is included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the Consolidated Financial Statements, which record the gross impact and its tax effect under the corresponding headings that are applicable to them.

In 2021, the main difference between them is the treatment of the cost related to the restructuring process carried out by the Group in 2021 which, for management purposes, are included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the consolidated Financial Statements, which record the gross impacts and their tax effect in the corresponding headings.

In addition, in 2021 there is a difference in the positioning of the results generated in that year by BBVA USA and the rest of the companies sold to PNC on June 1, 2021. In the Consolidated Financial Statements, these results are included in the line “Profit (loss) after tax from discontinued operations” and are taken into account both for the calculation of the “Profit (loss) for the period” and for the profit (loss) “Attributable to the owners of the parent” whereas, for management purposes, they are not included in the “Profit (loss) for the period”, as they are included below it, in the line “Discontinued operations and others”, together with the aforementioned net restructuring costs for the year 2021, as can be seen in the reconciliation table for the year 2021.

[12]	With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

51

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	2022		2022

NET INTEREST INCOME	19,124	—	19,124	Net interest income

Dividend income	123			(1)
Share of profit or loss of entities accounted for using the equity method	21			(1)
Fee and commission income	8,260		8,260	Fees and commissions income

Fee and commission expense	(2,888)		(2,888)	Fees and commissions expenses

	5,372	—	5,372	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	64

Gains (losses) on financial assets and liabilities held for trading, net	562

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(67)

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	150

Gains (losses) from hedge accounting, net	(45)

Exchange differences, net	1,275

	1,938	—	1,938	Net trading income

Other operating income	528

Other operating expense	(3,438)

Income from insurance and reinsurance contracts	2,622

Expense from insurance and reinsurance contracts	(1,547)

	(1,691)	—	(1,691)	Other operating income and expenses

GROSS INCOME	24,743	—	24,743	Gross income

Administration costs	(9,373)		(10,701)	Operating expenses (2)

Personnel expense	(5,601)	—	(5,601)	Personnel expenses

Other administrative expense	(3,773)	—	(3,773)	Other administrative expenses

Depreciation and amortization	(1,328)	—	(1,328)	Depreciation

	14,042	—	14,042	Operating income

Provisions or reversal of provisions	(291)	—	(291)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,379)	—	(3,379)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	10,372	—	10,372

Impairment or reversal of impairment of investments in joint ventures and associates	42

Impairment or reversal of impairment on non-financial assets	(27)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(11)

Negative goodwill recognized in profit or loss	—

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(108)

	(104)	134	30	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	10,268	134	10,402	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(3,505)	67	(3,438)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	6,763	201	6,965	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	—	—

PROFIT (LOSS) FOR THE PERIOD	6,763	201	6,965	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(405)	—	(405)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	6,358	201	6,559	Net attributable profit (loss) excluding non-recurring impacts

		(201)	(201)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	6,358	—	6,358	Net attributable profit (loss)

General note: 2022 figures have been restated according to IFRS 17 - Insurance contracts.

(1) Included within the Other operating income and expenses of the Management Income Statements

(2) Depreciations included.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

52

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	2021		2021

NET INTEREST INCOME	14,686	—	14,686	Net interest income

Dividend income	176			(1)

Share of profit or loss of entities accounted for using the equity method	1			(1)

Fee and commission income	6,997		6,997	Fees and commissions income

Fee and commission expense	(2,232)		(2,232)	Fees and commissions expenses

	4,765	—	4,765	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	134

Gains (losses) on financial assets and liabilities held for trading, net	341

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	432

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	335

Gains (losses) from hedge accounting, net	(214)

Exchange differences, net	883

	1,910	—	1,910	Net trading income

Other operating income	661

Other operating expense	(2,041)

Income from insurance and reinsurance contracts	2,593

Expense from insurance and reinsurance contracts	(1,685)

	(295)	—	(295)	Other operating income and expenses

GROSS INCOME	21,066	—	21,066	Gross income

Administration costs	(8,296)		(9,530)	Operating expenses (2)

Personnel expense	(5,046)	—	(5,046)	Personnel expenses

Other administrative expense	(3,249)	—	(3,249)	Other administrative expenses

Depreciation and amortization	(1,234)	—	(1,234)	Depreciation

	11,536	—	11,536	Operating income

Provisions or reversal of provisions	(1,018)	754	(264)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,034)	—	(3,034)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	7,484	754	8,238

Impairment or reversal of impairment of investments in joint ventures and associates	—

Impairment or reversal of impairment on non-financial assets	(221)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	24

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(40)

	(237)	240	2	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	7,247	994	8,240	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(1,909)	(298)	(2,207)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	5,338	696	6,034	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	280	(280)

PROFIT (LOSS) FOR THE PERIOD	5,618	416	6,034	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(965)	—	(965)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,653	416	5,069	Net attributable profit (loss) excluding non-recurring impacts

		(416)	(416)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,653	—	4,653	Net attributable profit (loss)

(1) Included within the Other operating income and expenses of the Management Income Statements

(2) Depreciations included.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

53

Profit (loss) for the period

Explanation of the formula: the profit (loss) for the period is the profit (loss) for the period from the Group’s consolidated income statement, which comprises the profit (loss) after tax from continued operations and the profit (loss) after tax from discontinued operations which. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sectors, for homogeneous comparison purposes.

Profit (loss) for the period
			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021

(Millions of euros)	+	Profit (loss) after tax from continued operations	8,416	6,763	5,338

(Millions of euros)	+	Profit (loss) after tax from discontinued operations (1)	—	—	280

	=	Profit (loss) for the period	8,416	6,763	5,618

(1) January-December 2021 only includes the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

Adjusted profit (loss) for the period (excluding non-recurring impacts)

Explanation of the formula: the adjusted profit (loss) for the period is defined as the profit (loss) for the period from the Group’s consolidated income statement, excluding those non-recurring impacts that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the period
			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021

(Millions of euros)	+	Profit (loss) after tax from continued operations	8,416	6,763	5,338

(Millions of euros)	-	Net cost related to the restructuring process	—	—	(696)

(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	—

	=	Adjusted profit (loss) for the period	8,416	6,965	6,034

Net attributable profit (loss)

Explanation of the formula: the net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations and the profit (loss) after tax from discontinued operations. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Net attributable profit (loss)

			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021

(Millions of euros)	+	Net attributable profit (loss) from continued operations	8,019	6,358	4,373

(Millions of euros)	+	Net attributable profit (loss) from discontinued operations (1)	—	—	280

	=	Net attributable profit (loss)	8,019	6,358	4,653

(1)	January-December 2021 only includes the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

Adjusted net attributable profit (loss) (excluding non-recurring impacts)

Explanation of the formula: the adjusted net attributable profit (loss) is defined as the net attributable profit (loss) of the Group’s consolidated income statement excluding those non-recurring impacts that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for comparison purposes.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

54

Adjusted net attributable profit (loss)

			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
(Millions of euros)	+	Net attributable profit (loss) from continued operations	8,019	6,358	4,373
(Millions of euros)	-	Net cost related to the restructuring process	—	—	(696)
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	—

	=	Adjusted net attributable profit (loss)	8,019	6,559	5,069

ROE

The ROE (return on equity) ratio measures the accounting return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the net attributable profit (loss) of the Group’s consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE

			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	=	Net attributable profit (loss)	8,019	6,358	4,653
Denominator (Millions of euros)	+	Average shareholders’ funds	65,907	61,517	60,030
	+	Average accumulated other comprehensive income	(16,437)	(16,055)	(15,396)
	=	ROE	16.2%	14.0%	10.4%

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. The denominator items “Average shareholders’ funds” and “Average accumulated other comprehensive income” are the same and they are calculated in the same way as that explained for ROE.

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

Adjusted ROE

			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	=	Adjusted net attributable profit (loss)	8,019	6,559	5,069
Denominator (Millions of euros)	+	Average shareholders’ funds	65,907	61,517	60,030
	+	Average accumulated other comprehensive income	(16,437)	(16,055)	(15,396)
	=	Adjusted ROE	16.2%	14.4%	11.4%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

55

ROTE

The ROTE (return on tangible equity) ratio measures the accounting return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Net attributable profit (loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the Group’s consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE

			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	=	Net attributable profit (loss)	8,019	6,358	4,653
Denominator (Millions of euros)	+	Average shareholders’ funds	65,907	61,517	60,030
	+	Average accumulated other comprehensive income	(16,437)	(16,055)	(15,396)
	-	Average intangible assets	2,254	2,119	2,265
	-	Average intangible assets from BBVA USA	—	—	897
	=	ROTE	17.0%	14.7%	11.2%

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Adjusted net attributable profit (loss)” is the same and is calculated in the same way as explained for adjusted ROE, and the items of the denominator “Average shareholders’ funds” and “ Average accumulated other comprehensive income” are the same and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the Group’s consolidated balance sheet, which include goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders’ funds in the ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

Adjusted ROTE

			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	=	Adjusted net attributable profit (loss)	8,019	6,559	5,069
Denominator (Millions of euros)	+	Average shareholders’ funds	65,907	61,517	60,030
	+	Average accumulated other comprehensive income	(16,437)	(16,055)	(15,396)
	-	Average intangible assets	2,254	2,119	2,265
	=	Adjusted ROTE	17.0%	15.1%	12.0%

ROA

The ROA (return on assets) ratio measures the accounting return obtained on an entity’s assets. It is calculated as follows:

Profit (loss) for the period

Average total assets

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

56

Explanation of the formula: the numerator is the profit (loss) for the period of the Group’s consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	Profit (loss) for the period	8,416	6,763	5,618
Denominator (Millions of euros)	Average total assets	748,459	701,093	678,563
	= ROA	1.12%	0.96%	0.83%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the adjusted profit (loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated in the same way as explained for average equity in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA

		Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	Adjusted profit (loss) for the period	8,416	6,965	6,034
Denominator (Millions of euros)	Average total assets	748,459	701,093	640,142
	= Adjusted ROA	1.12%	0.99%	0.94%

RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator “Profit (loss) for the period” is the same and is calculated in the same way as explained for ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	Profit (loss) for the period	8,416	6,763	5,618
Denominator (Millions of euros)	Average RWA	353,139	327,998	324,819
	= RORWA	2.38%	2.06%	1.73%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

57

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator “Adjusted profit (loss) for the period” is the same and is calculated in the same way as explained for adjusted ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

		Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	Adjusted profit (loss) for the period	8,416	6,965	6,034
Denominator (Millions of euros)	Average RWA	353,139	327,998	300,276
	= Adjusted RORWA	2.38%	2.12%	2.01%

Earning (loss) per share

The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share

			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
(Millions of euros)	+	Net attributable profit (loss)	8,019	6,358	4,653
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	345	313	359
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	7,675	6,045	4,293
Denominator (millions)	+	Average number of shares outstanding	5,988	6,424	6,668
	-	Average treasury shares of the period	5	9	12
	-	Share buyback program (average) (1)	28	225	255
	=	Earning (loss) per share (euros)	1.29	0.98	0.67

(1) In 2023 the average number of shares is included taking into account the two redemptions made corresponding to the programs announced in that year. In 2022 the average number of shares is included, taking into account the two redemptions made corresponding to the program announced in 2021. In 2021 112 millons of shares acquired under the shares buyback program and the estimated number of shares pending to be acquired under the first tranche as of December 31, 2021 are included.

Additionally, for management purposes, earning (loss) per share is presented excluding the following non-recurring impacts: (I) the net cost related to the restructuring process recorded on the second quarter of 2021; and (II) the net impact from the purchase of offices in Spain in the second quarter of 2022.

Adjusted earning (loss) per share

			Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	7,675	6,045	4,293
(Millions of euros)	-	Discontinued operations	—	—	280
(Millions of euros)	-	Net cost related to the restructuring process	—	—	(696)
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	—
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos and non-recurring impacts	7,675	6,246	4,709
Denominator (millions)	+	Number of shares outstanding	5,838	6,030	6,668
	-	Average treasury shares of the period	5	9	12
	=	Adjusted earning (loss) per share (euros)	1.32	1.04	0.71

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses

Gross income

Explanation of the formula: both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: this ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

Efficiency ratio

		Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	+ Operating expenses	12,308	10,701	9,530
Denominator (Millions of euros)	+ Gross income	29,542	24,743	21,066
	= Efficiency ratio	41.7%	43.2%	45.2%

Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

 ∑ Dividend per share over the last twelve months

Closing price

Explanation of the formula: the remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: this ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		31-12-23	31-12-22	31-12-21
Numerator (Euros)	∑ Dividends	0.47	0.35	0.14
Denominator (Euros)	Closing price	8.23	5.63	5.25
	= Dividend yield	5.7%	6.2%	2.6%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

 Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Relevance of its use: it shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share
			31-12-23	31-12-22	31-12-21
Numerator (Millions of euros)	+	Shareholders’ funds	67,955	64,535	60,383
	+	Accumulated other comprehensive income	(16,254)	(17,642)	(16,476)
Denominator (Millions of shares)	+	Number of shares outstanding	5,838	6,030	6,668
	-	Treasury shares	4	5	15
	-	Share buyback program (1)	—	—	255
	=	Book value per share (euros / share)	8.86	7.78	6.86

(1) The redemption of 128 millions of shares corresponding to the share buyback program approved by the BBVA Board of Directors in July 2023 , whose execution started on October 2, 2023, was made on December 19, 2023. As of 31-12-21, 112 million shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were included.

Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders’ funds. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			31-12-23	31-12-22	31-12-21
Numerator (Millions of euros)	+	Shareholders’ funds	67,955	64,535	60,383
	+	Accumulated other comprehensive income	(16,254)	(17,642)	(16,476)
	-	Intangible assets	2,363	2,156	2,197
Denominator (Millions of shares)	+	Number of shares outstanding	5,838	6,030	6,668
	-	Treasury shares	4	5	15
	-	Share buyback program (1)	—	—	255
	=	Tangible book value per share (euros / share)	8.46	7.43	6.52

(1) The redemption of 128 millions of shares corresponding to the share buyback program approved by the BBVA Board of Directors in July 2023 , whose execution started on October 2, 2023, was made on December 19, 2023. As of 31-12-21, 112 million shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were included.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 313 and the following counterparties:

●	other financial entities

●	public sector

13 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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●	non-financial institutions

●	households.

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		31-12-23	31-12-22	31-12-21
Numerator (Millions of euros)	NPLs	15,305	14,463	15,443
Denominator (Millions of euros)	Credit Risk	448,840	423,669	376,011
	= Non-Performing Loans (NPLs) ratio	3.4%	3.4%	4.1%

 General note: credit risk figures for 2022 periods have been restated according to IFRS 17 - Insurance contracts.

NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions

Non-performing loans

Explanation of the formula: it is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		31-12-23	31-12-22	31-12-21
Numerator (Millions of euros)	Provisions	11,762	11,764	11,536
Denominator (Millions of euros)	NPLs	15,305	14,463	15,443
	= NPL coverage ratio	77%	81%	75%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

●	other financial entities

●	public sector

●	non-financial institutions

●	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Dec.2023	Jan.-Dec.2022	Jan.-Dec.2021
Numerator (Millions of euros)	Loan-loss provisions	4,345	3,252	3,026
Denominator (Millions of euros)	Average loans to customers (gross)	378,402	356,064	325,013
	= Cost of risk	1.15%	0.91%	0.93%

 General note: average loans to customers (gross) figures for 2022 periods have been restated according to IFRS 17 - Insurance contracts.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Disclaimer

This document is for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.

This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).

Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.

The information contained in this document reflects our current expectations and targets, which are based on various assumptions and projections, including non-financial considerations such as those related to sustainability. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.

The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements.

Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.

Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.

BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 30, 2024

By: /s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón

Title: Authorized representative